82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

November 19, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of an Australia Stock Exchange Compliance Filing. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

dw 11/29

WESTFIELD MANAGEMENT LIMITED

ACN 001 670 579

WESTFIELD TRUST

ARSN 090 393 397

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 15 NOVEMBER 2007)

TABLE OF CONTENTS

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Westfield Trust	090 393 397

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

"Assistant Company Secretary" means the person appointed by Westfield to act in that position from time to time.

"ASX" means the Australian Securities Exchange.

"Audit and Compliance Committee" means the appointed Audit and Compliance Committee of the Board from time to time.

"Board" means the Board of Directors of Westfield.

"Chairman" means the appointed Chairman of the Compliance Committee from time to time (if any).

"Company Secretary" means the appointed Company Secretary of Westfield from time to time.

"Compliance Committee" means the Scheme's Compliance Committee established under s.601JA of the Corporations Act.

"Compliance Manager" means the appointed Compliance Manager of Westfield from time to time.

"Compliance Officer - Australia" means General Counsel, Australia & NZ.

"Compliance Officers" means the appointed compliance officers of Westfield from time to time.

"Compliance Plan" means this Compliance Plan as it applies from time to time in relation to each of the Schemes.

"Compliance Plan Auditor" means the auditor of the Compliance Plan as referred to in s.601HG of the Corporations Act.

"Constitution" means the Scheme's constitution as referred to in s.601GA of the Corporations Act.

"Continuous Disclosure Obligations" means any applicable continuous disclosure obligations under the Corporations Act or the Listing Rules in relation to the Scheme.

"Corporate Solicitor" means the person appointed by Westfield to act in that position from time to time.

"Custodian", in relation to custody services in respect of the Scheme:

(a) provided by any external custodian, means the relevant external custodian; and

(b) provided by Westfield, means Westfield.

"Deputy Group Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Deputy Group Chief Financial Officer - Capital Markets" means the person appointed by Westfield to act in that capacity from time to time.

"Directors" means the appointed directors of Westfield from time to time.

"Discretionary Pricing Policy" means a policy applicable to the Scheme which outlines:

(a) the formulae and methods that Westfield applies in determining unit prices for the Scheme;

(b) the discretions that Westfield may exercise when determining unit prices and the circumstances in which Westfield will exercise those discretions;

(c) Westfield's policy relating to the exercise of the discretions and why it believes the method that it may apply in working out the issue or redemption, if applicable, price and circumstances in which Westfield may exercise each discretion to be reasonable; and

(d) what records Westfield will keep about the exercise of each discretion.

"Executive Directors" means the executive directors of Westfield from time to time.

"Executives" means Staff Members holding senior management positions.

"Financial Services Laws" means relevant financial services laws as defined in the Corporations Act.

"General Manager - Investor Relations" means the person appointed by Westfield responsible for certain aspects of the operation of the Scheme.

"General Manager - Marketing" means the person appointed by Westfield to act in that position from time to time.

"Group Chief Financial Officer" means the person appointed by Westfield to act in that position from time to time.

"Group Compliance Officer" means the most senior Compliance Officer in the Westfield Group from time to time.

"Group General Counsel" means the person appointed by Westfield to act in that position from time to time.

"Group General Manager - Financial Management & Corporate Reporting" means the person appointed by Westfield to act in that position from time to time.

"Group Treasurer" means the person appointed by Westfield to act in that position from time to time.

"Internal Representative" means a Staff Member who meets certain criteria and is appointed by the General Manager – Investor Relations to act in that position from time to time.

"Listed" means admitted to the official list of ASX whether or not quotation of units is deferred, suspended or subjected to a trading halt or units are quoted as part of Stapled Securities.

"Listing Rules" means the listing rules of ASX as they may apply to the Scheme from time to time or otherwise as amended, varied or waived (whether in respect of the Scheme or generally) from time to time.

"Members" means the members of the Scheme.

"Offer Document" means any product disclosure document or information memorandum in relation to an offer of securities in the Scheme.

"Property Manager" means a person who is appointed to act as the property manager of a material asset of the Scheme.

"Registry" means the appointed registry provider (if any) for the Scheme.

"Responsible Officer" means an Executive Director or an Executive who is appointed by Westfield to perform duties in connection with the holding of Westfield's financial services licence.

"Scheme" means each of the managed investment schemes to which the Compliance Plan applies, as determined under Part 1 of the Compliance Plan.

"Scheme Auditor" means the auditor of the Scheme as referred to in section 331AB of the Corporations Act.

"Service Providers" means:

(a) external Custodians;

(b) registrars;

(c) Property Managers; and

(d) other persons,

providing major services as agent for Westfield in relation to the Scheme from time to time.

"Staff Members" means persons employed by Westfield or any of its related bodies corporate, whose services are directly provided to Westfield in relation to its operations with respect to the Scheme. For the avoidance of doubt, **"Staff Members"** do not include persons employed, engaged or otherwise made available by independent contractors (including any external Custodian) which may be engaged by Westfield.

"Stapled" means the linking together of units in a Scheme, and units in another managed investment scheme or shares in a company or both so that one may not be transferred or otherwise dealt with without the other or others and which are quoted on the ASX jointly as a stapled security or other such term as the ASX permits.

"Stapled Security" means a unit in a Scheme, and a unit in another managed investment scheme or a share in a company or both which are Stapled.

"Westfield" means Westfield Management Limited ACN 001 670 579 in its capacity as the responsible entity of the Scheme, or any subsequent responsible entity of the Scheme.

"Westfield Group" means Westfield Holdings Limited ACN 001 671 496 and each of its controlled entities from time to time.

"Westfield's Compliance Manual" means the Westfield Group's compliance manual from time to time.

"Westfield's Valuation Policy" means the Westfield Group's policy from time to time in relation to the valuation of Scheme assets.

Interpretation

1.9 In the Compliance Plan, unless the contrary intention appears:

(a) a reference to the Corporations Act is a reference to the Corporations Act 2001 as modified by any ASIC Class Order or specific instrument of relief which is being relied upon by any Class Order or specific instrument of relief which is being relied upon from time to time, provided the conditions of that relief are met;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, unincorporated association or authority; and

(e) a reference to a position by a particular title includes a reference to that position as it may be retitled or replaced from time to time.

1.10 In the Compliance Plan, where anything is required to be done a certain number of times in each year, that thing:

(a) must be done the number of times stated in the Compliance Plan with respect to each full financial year of the Scheme after the Compliance Plan commences to apply to the Scheme; and

(b) with respect to any partial financial year immediately after the Compliance Plan commences to apply to the Scheme, subject to any applicable ASIC relief:

(i) where the fraction of a financial year remaining is more than one quarter, must be done the number of times which, expressed as a fraction of the number of times stated in the Compliance Plan, is equal to the fraction of a financial year remaining (rounded down to the nearest whole number); and

(ii) need not be done where the fraction of a financial year remaining is less than one quarter.

PART 2 - WESTFIELD'S COMPLIANCE STRUCTURE

2.1 Westfield's compliance structure has the following components:

(a) the Board;

(b) the Audit and Compliance Committee of the Board;

(c) the Compliance Committee (see Part 3);

(d) the Compliance Officers (see Part 4); and

(e) Executives and Staff Members (see Part 5).

2.2 If, under the Compliance Plan, a person (other than a member of the Board or a member of the Compliance Committee) is required to perform any act or ensure that any act is done, that person may delegate the actual performance of that function to any suitably qualified Executive, Staff Member or Service Provider, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

2.3 If, under the Compliance Plan, a member of the Board or a member of the Compliance Committee is required to perform any act or ensure that any act is done, that member may delegate the actual performance of that function to a person who has been formally appointed as such member's alternate in accordance with any applicable requirements of the Compliance Plan or Westfield's Constitution, but must continue to monitor the performance of that function by the delegate to ensure that the act is performed in accordance with any applicable requirements of the Compliance Plan.

PART 3 - THE COMPLIANCE COMMITTEE

Role and Function in the Compliance Process

3.1 The Compliance Committee is responsible for monitoring Westfield's compliance with the Compliance Plan and report on its findings to the Board.

Appointment of Members of the Compliance Committee

3.2 Members of the Compliance Committee will be selected following a review by the Board of the proposed member's skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act and ASIC Policies including, in the case of external members of the Compliance Committee, that they are qualified to act as external members for the purposes of the Corporations Act. The appointment of a member of the Compliance Committee must be approved by the Board.

3.3 Members of the Compliance Committee who are external members must immediately notify the Compliance Committee and the Board if they cease to be qualified to act as external members for the purposes of the Corporations Act.

3.4 The Group Compliance Officer is responsible for obtaining confirmation at least once a year from each of the external members of the Compliance Committee on whether they continue to be qualified to act as external members for the purposes of the Corporations Act.

Minimum Number of Members

3.5 Westfield must ensure that the Compliance Committee has at least three members at all times. The majority of them must be external members.

Service Agreements for External Members

3.6 Each external member of the Compliance Committee must enter into a service agreement with Westfield dealing with relevant matters such as their appointment and removal, indemnification, insurance and remuneration. The terms of the service agreement must be consistent with the Compliance Plan.

Term of Office

3.7 Westfield may remove a member from the Compliance Committee by notice to that member. At least 14 days' notice must be given unless Westfield considers the removal of a member of the Compliance Committee on shorter notice to be in the best interests of Members or (subject to the terms of the member's appointment) the member is in breach of the terms of their appointment.

3.8 A member of the Compliance Committee may retire on two months' notice to Westfield, or any shorter notice period as Westfield agrees.

Alternate Members

3.9 A member of the Compliance Committee may nominate an alternate. If the member is an external member, the alternate must qualify as an external member. Any alternate must be acceptable to Westfield.

Terms of Reference

3.10 Westfield may develop other documents and systems (such as a Compliance Committee charter) to set out in greater detail the procedures the Compliance Committee must follow, and may amend such documents and systems from time to time. These other documents and systems operate alongside, but do not form part of, the Compliance Plan.

Frequency of Meetings

3.11 The Compliance Committee must meet at least four times per annum, unless the members of the Compliance Committee agree it is not necessary or desirable for a particular meeting to be held.

Convening Meetings

3.12 On the giving of reasonable notice, any member of the Compliance Committee may, and the Company Secretary must on request from Westfield or any member of the Compliance Committee, convene a meeting of the Compliance Committee.

Technology

3.13 A meeting of the Compliance Committee may be held using telephone conference or video conference facilities or any combination thereof, or any other technology agreed to by all the members of the Compliance Committee. A resolution in writing signed by all members of the Compliance Committee is as valid and effective as if it had been passed at a meeting of members of the Compliance Committee. A written resolution may consist of several documents in like form, each signed by one or more members.

Quorum

3.14 The quorum for a meeting of the Compliance Committee is two members, at least one of whom must be an external member. If a quorum is not present within 15 minutes after the appointed time, the meeting is adjourned to a place and time that the members present decide. They must tell the other members of the time and place. At any adjourned meeting, those members present constitute a quorum, provided that the number of external members present is at least equal to the number of other members present.

Chairman

3.15 Westfield may appoint a Chairman for a meeting or for a term, and may terminate that appointment at any time. If no Chairman is so appointed or present at a meeting, the members of the Compliance Committee present may elect a Chairman for the meeting. Any Chairman must be a member of the Compliance Committee.

3.16 The Chairman may determine how a meeting will be conducted. The decision of the Chairman on any matter relating to the conduct of a meeting is final.

Adjournment

3.17 The Compliance Committee may adjourn a meeting for any reason to a place and time it considers appropriate.

Voting

3.18 Voting at a Compliance Committee meeting is by simple majority. The Chairman does not have a casting vote. If there is an equality of votes on a proposed resolution, that resolution will be taken to have been resolved in the negative. No objection may be made to any vote cast unless the objection is made at the meeting.

Minutes

3.19 The Chairman of the Compliance Committee must ensure that the Company Secretary or that person's nominee is invited to attend all meetings of the Compliance Committee to maintain minutes of the proceedings of all such meetings.

Reports to Compliance Committee

3.20 The Compliance Committee may determine the form of any report that a person is to provide to it under the Compliance Plan.

Reports by Compliance Committee to the Board

3.21 The Compliance Committee is responsible for reporting to the Board:

(a) at the Board's next scheduled meeting after each Compliance Committee meeting, in relation to compliance matters considered at those meetings;

(b) any breach in relation to the Scheme of:

(i) the Corporations Act;

(ii) ASIC Policy;

(iii) the Listing Rules;

(iv) Westfield's financial services licence;

(v) the Constitution; or

(vi) the Compliance Plan,

of which it becomes aware, or which it suspects, and which it considers to be sufficiently material to be so reported;

(c) at least once a year whether, in its view, the Compliance Plan is adequate, and making recommendations to the Board about any changes it considers should be made to the Compliance Plan (see Part 7 – Compliance Plan and Constitution); and

(d) otherwise as required by Westfield or as determined to be necessary by the Compliance Committee to perform its functions properly.

3.22 The Compliance Committee must inform the Board if it forms the view that a member of the Compliance Committee or a proposed member of the Compliance Committee does not have sufficient skills, experience or resources to undertake a given responsibility.

Reporting of Breaches to ASIC

3.23 The Compliance Committee is responsible for reporting to ASIC if the Compliance Committee forms the view that Westfield has not taken or does not propose to take appropriate action to deal with a matter reported to the Board under section 3.21(b).

Records

3.24 The Chairman of the Compliance Committee is responsible for ensuring that the Company Secretary is provided with copies of all reports and recommendations of the Compliance Committee to enable records of such reports and recommendations to be kept by the Company Secretary.

Access to Information, Staff Members and Auditor

3.25 Westfield will ensure that each member of the Compliance Committee has access to:

(a) information that is relevant to Westfield's compliance with the Compliance Plan;

(b) the Scheme's accounting records;

(c) Staff Members;

(d) the Scheme Auditor;

(e) the Compliance Plan Auditor; and

(f) Westfield's Auditor:

for the purpose of carrying out the functions of the Compliance Committee.

External Advice

3.26 The Compliance Committee or any of its members may commission independent professional advice or assistance or engage other persons to assist them in performing their functions, where this is necessary for the Compliance Committee or such member to carry out their respective functions. The Compliance Committee or member of the Compliance Committee, as the case may be, must notify the Company Secretary before doing so.

Operation without a Compliance Committee

3.27 If there is no Compliance Committee for a Scheme, this Part 3 does not operate and a reference in the Compliance Plan to:

(a) the Compliance Committee is taken to be a reference to the Board; and

(b) the members of the Compliance Committee is taken to be a reference to the Directors of Westfield.

3.28 The Board may delegate any of its functions and obligations under the Compliance Plan to the Audit and Compliance Committee or a sub committee of that Committee.

PART 4 - COMPLIANCE PROCESS

Role and Function in the Compliance Process

4.1 The Group Compliance Officer is responsible for monitoring compliance with the provisions of the Corporations Act, the Constitution and the Compliance Plan.

4.2 Westfield's Compliance Manual requires Executives and Staff to bring all compliance issues to the attention of the Compliance Officers.

4.3 The Compliance Officers and the Compliance Manager report to the Group Compliance Officer, who has direct access to the Chairman of the Compliance Committee, the Chairman of the Audit and Compliance Committee and the Board.

4.4 The Group Compliance Officer is responsible for reporting compliance findings to the Compliance Committee in accordance with any applicable requirements of the Compliance Plan.

Selection of Compliance Officers

4.5 The Audit and Compliance Committee is responsible for selecting and appointing the Compliance Officers. In selecting Compliance Officers, the Audit and Compliance Committee will review and consider, among other matters, the experience and qualifications of the individual appropriate to their proposed compliance responsibility.

4.6 The Group Compliance Officer must inform the Audit and Compliance Committee if he doubts that any Compliance Officer has sufficient skills, experience or resources to carry out any duty.

External Advice

4.7 The Compliance Officers and the Compliance Manager may commission independent professional advice or assistance where this is reasonably necessary for them to carry out their functions. This does not reduce their duties.

Training

4.8 Westfield's Compliance Manual requires the Compliance Officers to attend, in accordance with any applicable requirements of ASIC Policy:

(a) conferences and forums held by industry associations to keep abreast of compliance and regulatory issues affecting the Schemes; and

(b) industry and professional training courses on compliance practices and current regulatory issues.

ASIC Compliance Checks

4.9 The Group Compliance Officer is responsible for ensuring that all Executives and Staff Members are informed of their obligations to assist ASIC with its compliance checks.

PART 5 – EXECUTIVES AND STAFF MEMBERS

Role and Function in the Compliance Process

5.1 When recruited, Executives and Staff Members are required to provide a written acknowledgment to the effect that they must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Group's policies and rules.

5.2 Westfield's Compliance Manual, copies of which are made available to each Australian based Executive and Staff Member via Westfield's Intraportal (subject to technical limitations), provides a statement of the Westfield Group's values and staff code of conduct, which include the requirement that all Executives and Staff Members must:

(a) comply with all laws and regulations applicable to their conduct; and

(b) carry out their duties within the Westfield Group's policies and rules.

Westfield's Compliance Manual contains details of the laws and regulations in relation to its operations which are considered by Westfield to be relevant for inclusion therein, including laws and regulations under the Corporations Act and the Listing Rules with respect to the (see also Part 12) and the laws on insider trading (see also Part 26).

5.3 Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

5.4 The Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, the Westfield Group's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements.

Resources

5.5 Westfield and Westfield Limited are wholly-owned subsidiaries of Westfield Holdings Limited. Westfield has entered into an arrangement with Westfield Limited under which Westfield Limited has agreed to provide all resources that are available to the Westfield Group, including personnel and administrative services, which in Westfield's opinion are necessary to enable Westfield properly to perform its duties in relation to the Scheme.

Training

5.6 Westfield's Compliance Manual encourages Staff Members regularly to attend relevant industry and professional training courses, in addition to in-house seminars.

PART 6 - BREACHES

Identification, Rectification and Reporting

6.1 The Compliance Manager is responsible for maintaining compliance timetables which provides a basic framework for monitoring and reporting on compliance with obligations under the Corporations Act, the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme.

6.2 Compliance processes used to seek to prevent or identify breaches of obligations under the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan and Westfield's financial services licence in relation to the Scheme include the following:

(a) relevant Executives and Staff Members following procedures and policies outlined in Westfield's Compliance Manual and in other relevant documentation;

(b) sign-offs by relevant Executives and Staff Members on compliance outcomes as recorded in the compliance timetables, providing a framework for monitoring key compliance obligations;

(c) confirmation of compliance activities by direct reporting to the Group Compliance Officer from the relevant Executive;

(d) monitoring complaints; and

(e) monitoring compliance with the provisions set out in written service agreements.

6.3 The compliance processes used are designed to identify compliance success or failure (and where failure, identify the steps required for rectification).

6.4 Executives and Staff Members are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware are immediately notified to the relevant Compliance Officer, so that materiality may be assessed and any necessary rectification process can be implemented.

6.5 The Compliance Officers are responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which they become aware and which they consider to be material are immediately notified to the Group Compliance Officer.

6.6 The Group Compliance Officer is responsible for ensuring that details of any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which that person becomes aware and considers to be material are immediately notified to the Chairman of the Compliance Committee.

6.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on any breaches of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence which have been notified by the Compliance Officers to the Group Compliance Officer.

6.8 Relevant Executives and Staff Members are required to confirm at least twice a year to the Group Compliance Officer that the compliance activities referred to in the Compliance Plan have been undertaken. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on the results of those reviews.

6.9 If any breach of the relevant parts of the Corporations Act or the Financial Services Laws, the Constitution, the Compliance Plan or Westfield's financial services licence of which the Group Compliance Officer becomes aware is such that it is required to be reported to ASIC, the Group Compliance Officer is responsible for so advising the Compliance Committee and the Board. The Company Secretary is responsible for reporting the breach to ASIC within the time-frame required by the Corporations Act.

PART 7 – COMPLIANCE PLAN AND CONSTITUTION

7.1 The Constitution and the Compliance Plan may require amendment from time to time due to:

(a) changes in the Scheme's business activities;

(b) legal and regulatory changes;

(c) pursuant to an ASIC direction; or

(d) amendments to the Constitution.

7.2 Group General Counsel is responsible for submitting a report to the Compliance Committee at least four times a year on whether:

(a) the Constitution and the Compliance Plan continue to comply with the Corporations Act and remain appropriate for the operation of the Scheme; and

(b) any amendments should be made to the Constitution or the Compliance Plan, having regard to the matters referred to in section 7.1.

Included with each such report will be details of any proposed amendments to the Constitution or the Compliance Plan. In the case of proposed amendments to the Constitution, that report will also include legal advice on whether:

(c) approval for those amendments is required from Members; and

(d) details of the proposed amendments are required to be distributed to Members.

7.3 The Compliance Committee is responsible for:

(a) reviewing each report referred to in section 7.2;

(b) reporting to the Board whether these reports address the matters that are required to be addressed under section 7.2; and

(c) making a recommendation to the Board on whether the proposed amendments to the Constitution or the Compliance Plan should be made.

In making the recommendation referred to in section 7.3(c), the Compliance Committee is not responsible for considering the underlying commercial merits of the proposed amendments to the Constitution nor whether the amendments are in the best interests of Members, as these are matters for consideration by the Board.

7.4 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 7.3. Amendments to the Constitution and Compliance Plan may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

The Compliance Officer Australia is responsible for confirming that the compliance procedures outlined in section 7.2, section 7.3 and section 7.4 have been followed, and for reporting thereon to the Compliance Committee at the meeting pertaining to the reporting period in which the relevant amendments took effect.

7.5 The Assistant Company Secretary is responsible for lodging notifications of changes to the Compliance Plan or the Constitution with ASIC within the time-frame required by the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 7.5 have been followed.

PART 8 – COMPLIANCE PLAN AUDIT

8.1 The Compliance Plan Auditor will be appointed and removed by the Board.

8.2 Under the terms of their engagement, the Compliance Plan Auditor must confirm in writing that he is appropriately qualified and eligible to act under the Corporations Act and be required to notify Westfield if at any time he ceases to be so qualified or eligible. The Compliance Plan Auditor is responsible for re-confirming to the Company Secretary in writing at least once a year that he is appropriately qualified and eligible to act under the Corporations Act.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.2 have been followed.

8.3 The Group Compliance Officer is responsible for submitting a report to the Compliance Committee at least once a year on whether:

(a) the Compliance Plan Auditor has conducted the duties and provided the reports which the Corporations Act requires, within applicable timeframes;

(b) the terms of appointment of the Compliance Plan Auditor are appropriate and continue to comply with the Corporations Act; and

(c) any amendments should be made to the terms of appointment of the Compliance Plan Auditor, having regard to any matters identified under (b).

8.4 The Compliance Committee is responsible for reviewing each report referred to in section 8.3 and reporting to the Board on:

(a) any material findings in relation to the Compliance Plan Auditor's performance;

(b) any proposed amendments to the terms of appointment of the Compliance Plan Auditor; and

(c) any recommendation that the appointment of the Compliance Plan Auditor should be terminated.

8.5 The Board is responsible for reviewing each report from the Compliance Committee referred to in section 8.4.

Amendments to the terms of appointment of the Compliance Plan Auditor, and the removal of the Compliance Plan Auditor, may only be made by or with the authority of the Board, having regard to any recommendation made by the Compliance Committee.

8.6 The Company Secretary is responsible for ensuring that the Compliance Plan Auditor is provided with:

(a) access at all reasonable times to the books of the Scheme;

(b) access to Staff Members at all reasonable times to give the Compliance Plan Auditor information and explanations for the purposes of the audit; and

(c) otherwise provide such assistance to the Compliance Plan Auditor as is reasonably requested for the purposes of the audit.

The Company Secretary is responsible for notifying the Executives of the above obligations prior to the commencement of each Compliance Plan audit.

The Compliance Plan Auditor is responsible for reporting to the Compliance Committee when submitting their audit on whether the compliance procedures outlined in this section 8.6 have been followed in relation to that audit.

8.7 The Assistant Company Secretary is responsible for lodging the Audit reports from the Compliance Plan Auditor with ASIC at the same time as the Scheme's annual financial reports are lodged with ASIC.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures outlined in this section 8.7 have been followed.

PART 9 – FINANCIAL SERVICES LICENCE

9.1 Westfield's Compliance Manual:

(a) contains details of the laws, regulations and ASIC Policy in relation to Responsible Officers and Staff Members which are considered by Westfield to be relevant for inclusion therein;

(b) requires Responsible Officers and Staff Members, in accordance with any applicable requirements of ASIC Policy:

(i) to keep up to date in the duties they perform by attending applicable courses, seminars, workshops and conferences held by industry associations; and

(ii) have adequate knowledge of the industry, including compliance practices and current regulatory issues; and

(c) requires Westfield to disclose its financial services licence number only on documents when required by the Corporations Act; and

(d) is available to Australian based Responsible Officers, Executives and Staff Members via the Westfield Intraportal (subject to technical limitations).

9.2 The Compliance Manager is responsible for:

(a) advising an Internal Representative of the provisions contained in Westfield's Compliance Manual relating to Internal Representatives prior to them becoming an Internal Representative;

(b) updating Westfield's Compliance Manual to reflect any changes in relevant legislation, ASIC Policy or the conditions attached to Westfield's financial services licence, that Westfield considers appropriate having regard to the nature of the relevant Scheme, within 14 days of any such change occurring; and

(c) obtaining confirmation from each Internal Representative at least twice a year that:

(i) they have complied with all applicable requirements of the law;

(ii) they have undertaken adequate continuing training (where required);

(iii) their residential address and personal contact information has not changed or if there has been a change, details of the change have been provided;

(iv) they have not provided any personal financial product advice to retail clients; and

(v) at least once a year, they confirm that there has been no change to the information originally provided in their statement of personal information or, if there has been a change, details of the change have been provided.

9.3 Westfield's Compliance Manual requires Executives and Staff Members immediately to notify the Group Compliance Officer if they become aware of:

(a) any material adverse change affecting the financial position of Westfield;

(b) any breach of Westfield's general obligations or compensation arrangements under the Corporations Act; and

(c) any change in control of Westfield.

The Group Compliance Officer is responsible for notifying the Board, the Compliance Committee and ASIC of any such event. Notification is to be made within the period prescribed under law or regulations.

9.4 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 9.3, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

9.5 The Group Compliance Officer is responsible for obtaining confirmation from relevant Executives and Staff Members at least four times a year that:

(a) the compliance procedures outlined in sections 9.2(a), 9.2(b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements;

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.6 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether:

(a) the compliance procedures outlined in sections 9.2(a), 9.2(b) and section 9.3 have been followed;

(b) Westfield continues to hold any necessary licences under the Corporations Act; and

(c) Westfield continues to satisfy the conditions under its financial services licence, including the requirements that it:

(i) satisfy applicable:

(1) base level financial requirements

(2) net tangible asset requirements;

(3) financial requirements for holding client money or property; and

(4) financial requirements for transacting with clients.

(ii) has in place reporting triggers where certain trigger points occur.

(iii) is a member of an external disputes resolution scheme.

9.7 The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures outlined in section 9.2(c) have been followed.

9.8 The Compliance Committee is responsible for reviewing each report referred to in sections 9.6 and 9.7 and reporting any material findings to the Board.

PART 10 - COMPLAINTS

10.1 Westfield's Compliance Manual sets out the procedures for resolving complaints from Members in accordance with any applicable requirements of the Corporations Act and the Constitution. Those procedures include:

(a) the form and timeframe for acknowledging complaints;

(b) the complaint resolution procedures to be followed by Staff Members; and

(c) the maintenance of a complaint register recording complaints.

A Westfield Investor Relations Officer or any relevant Service Provider is the primary contact point for the communication of complaints to Westfield.

The General Manager - Investor Relations is responsible for ensuring that complaints are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

10.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 10.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

10.3 The Group Compliance Officer is responsible for obtaining a report from the General Manager - Investors Relations at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.4 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of complaints received from Members;

(b) on whether complaints have been handled in accordance with any applicable requirements of Westfield's Compliance Manual; and

(c) confirming that Westfield continues to be a member of an ASIC approved complaints resolution scheme.

10.5 The Compliance Committee is responsible for reviewing each report referred to in section 10.4 and reporting any material findings to the Board.

PART 11 - PROMOTION OF THE SCHEME

Offer Documents

11.1 The Group General Counsel is responsible for ensuring that, prior to any Offer Document being issued, due diligence investigations are conducted in relation to the preparation of that Offer Document. The membership of any due diligence committee and the form and content of its investigations will vary from case to case, having regard to the nature of the Offer Document. In each case, however, the due diligence investigations will include:

(a) a review of the Offer Document by relevant Executives, Staff Members and external advisers to ensure conformity with the requirements of the Corporations Act;

(b) the obtaining of verification of any material statements made in the Offer Document; and

(c) the obtaining of consents as necessary.

11.2 The Group General Counsel is responsible for ensuring that, prior to any securities being issued pursuant to an Offer Document:

(a) the due diligence investigations conducted with respect to the Offer Document confirm that the Offer Document complies with the form and content requirements of the Corporations Act; and

(b) a written record is prepared of the due diligence investigations conducted with respect to the Offer Document.

11.3 The Group General Counsel is responsible for reporting to the Compliance Committee at the next meeting of the Compliance Committee after any securities have been first issued pursuant to an Offer Document on whether the compliance procedures in sections 11.1 and 11.2 have been followed.

11.4 The Assistant Company Secretary is responsible for lodging the Offer Document with ASIC in accordance with any applicable requirements of the Corporations Act.

11.5 The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting of the Compliance Committee whether the compliance procedures in section 11.4 have been followed.

11.6 The Corporate Solicitor is responsible for ensuring that records of the due diligence investigations conducted in relation to each Offer Document are retained for the statutory period.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least once a year on whether the compliance procedures in this section 11.6 have been followed.

Advertising Materials

11.7 The General Manager - Marketing is responsible for ensuring, prior to any advertising materials being issued in relation to the Scheme, that the content of the advertising materials is reviewed by an Internal Representative, sign-offs are obtained from relevant Executives, and

legal advice obtained if considered necessary.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the compliance procedures in this section 11.7 have been followed.

Investment Advice

11.8 Westfield's financial services licence only permits its Internal Representatives to provide general financial product advice for interests in managed investment schemes.

11.9 Westfield's Compliance Manual includes an instruction to all Staff that they are not to provide personal financial product advice. If they receive an enquiry from a potential or existing investor seeking advice on either their investment or investing in the Scheme, they must inform the investor that Westfield is not licensed to give personal financial product advice and that they should seek advice from their own professional adviser. See also Part 9 - Financial Services Licence.

PART 12 – CONTINUOUS DISCLOSURE

12.1 Westfield's Compliance Manual establishes the procedures for preparing, authorising and issuing announcements in relation to any matter which is to be disclosed under the Continuous Disclosure Obligations.

12.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 12.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

12.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 12.1.

12.4 The Compliance Manager is responsible for notifying the Executives at least twice a year of the Continuous Disclosure Obligations and the requirement that they must notify the Company Secretary of any matter of which they become aware which may require disclosure under Continuous Disclosure Obligations.

12.5 The Group Compliance Officer is responsible for obtaining a report from the Compliance Manager at least twice a year on whether the compliance procedures in sections 12.2, 12.3 and 12.4 have been followed, and for submitting that report to the Compliance Committee.

Periodic Reporting to Members

12.6 The Assistant Company Secretary is responsible for recording in compliance timetables the deadlines for:

(a) lodgement and dispatch of annual and half-yearly reports and financial reports; and

(b) other communications with Members required by the Corporations Act, the Constitution and, where applicable, the Listing Rules,

and for providing details of those deadlines to relevant Executives.

12.7 The relevant Executives and Staff Members are responsible for ensuring that the deadlines described in section 12.6 are met. The Group Compliance Officer is responsible for reporting to the Compliance Committee at least four times a year on whether the deadlines described in section 12.6 have been met.

12.8 The Deputy Group Chief Financial Officer is responsible for ensuring that the financial records of the Scheme are maintained in accordance with the requirements of the Corporations Act, applicable Australian Accounting Standards and other mandatory and professional reporting standards.

12.9 Annual and half year financial reports for the Scheme will be prepared under the direction of the Deputy Group Chief Financial Officer, reviewed by the Group Chief Financial Officer, the Scheme's external auditor and the Audit and Compliance Committee, and approved by or with the authority of the Board.

12.10 The Group Compliance Officer is responsible for obtaining a report from the Deputy Group Chief Financial Officer at least twice a year on whether the compliance procedures in sections 12.8 and 12.9 have been followed, and for submitting that report to the Compliance Committee.

PART 13 – SCHEME PROPERTY

Custody

13.1 The Compliance Manager is responsible for ensuring that:

(a) all Scheme property is held by a Custodian which satisfies all applicable Corporations Act and ASIC requirements; and

(b) recorded holdings of Scheme property are reconciled to appropriate custodial information at a frequency considered suitable by Westfield having regard to the nature of the property, but at least twice a year.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at least twice a year on whether the requirements of this section 13.1 have been followed.

Appointment of an External Custodian

13.2 The Corporate Solicitor is responsible for ensuring that any external Custodian is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan.

The Group Compliance Officer is responsible for reporting to the Compliance Committee at the next meeting following the appointment of an external Custodian on whether the requirements of this section 13.2 have been followed.

Obligations of an External Custodian

13.3 If Westfield engages an external Custodian to provide custody services in respect of the Scheme, the Corporate Solicitor is responsible for ensuring that the obligations of that external Custodian are set out in a written custody agreement which addresses each of the requirements for the appointment of an external Custodian under the Corporations Act and ASIC Policies. Among other matters, this agreement will require the external Custodian to ensure that:

(a) the external Custodian complies with applicable net tangible asset requirements;

(b) Scheme property is clearly identified as Scheme property;

(c) the external Custodian maintains at all times a proper segregation of Scheme assets from other assets of the Custodian;

(d) staff of the external Custodian have adequate qualifications, skills and resources;

(e) the external Custodian provides periodic reports on performance benchmarks;

(f) at least four times a year, the external Custodian provides a report to the Group Compliance Officer on its continuing compliance with the custody agreement;

(g) the external Custodian immediately reports all actual or suspected breaches of its obligations to the Group Compliance Officer; and

(h) at least once a year, the external Custodian confirms that it has internal controls and procedures in place to:

(i) ensure Compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.4 The Group Compliance Officer is responsible for obtaining a report from the Compliance Manager at least twice a year on whether any external Custodian has complied with its obligations under the custody agreement, and for submitting that report to the Compliance Committee.

Obligations of Westfield as Custodian

13.5 Where Westfield provides custodial services, among other matters, Westfield must ensure that:

(a) it complies with applicable net tangible asset requirements;

(b) Scheme property is clearly identified as Scheme property;

(c) it maintains at all times a proper segregation of Scheme assets from other scheme assets and assets of Westfield;

(d) custodial staff have adequate qualifications, skills and resources;

(e) custody operations are segregated from other operational areas;

(f) custodial staff have direct access to the Group Compliance Officer;

(g) custodial staff immediately report all actual or suspected breaches of their obligations to the Group Compliance Officer; and

(h) at least once a year, the Compliance Manager confirms that Westfield has internal controls and procedures in place to:

(i) ensure compliance in its operations with the Corporations Act and ASIC Policy for holding Scheme property; and

(ii) identify and rectify breaches.

13.6 (a) If Westfield provides custodial services in respect of cash assets or securities, including any assets held by Austraclear, the Deputy Group Chief Financial Officer is responsible for ensuring that Westfield complies with the requirements of the Corporations Act and ASIC Policies with respect to its role as Custodian.

(b) If Westfield provides custodial services in respect of Real Property assets, the Compliance Manager is responsible for ensuring that Westfield complies with the requirements of the Corporations Act and ASIC Policies with respect to its role as Custodian.

13.7 The Group Compliance Officer is responsible for obtaining a report from the Deputy Group Chief Financial Officer and the Compliance Manager at least twice a year on whether Westfield has complied with its obligations under the Corporations Act and ASIC Policies with respect to its role as Custodian, and for submitting that report to the Compliance Committee.

PART 14 – VALUATION OF SCHEME PROPERTY

14.1 Westfield's Valuation Policy details the policies and procedures to be followed in conducting valuations, including the selection and appointment of independent valuers, so as to ensure that valuations of Scheme property are carried out in accordance with any applicable requirements of the Constitution and the Corporations Act.

14.2 The Deputy Group Chief Financial Officer is responsible for ensuring that Scheme property is valued in accordance with any applicable requirements of Westfield's Valuation Policy, and otherwise at intervals which Westfield considers appropriate having regard to the nature of the relevant Scheme asset and industry practice.

14.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Group Chief Financial Officer at least twice a year on whether the requirements of section 14.2 have been followed, and for submitting that report to the Compliance Committee.

PART 15 – UNIT PRICING

15.1 New units may only be issued in accordance with any applicable requirements of the Constitution, the Corporations Act, any applicable ASIC issue price relief, any applicable Discretionary Pricing Policy and, where applicable, the Listing Rules.

Where a unit comprises part of a Stapled Security, they may only be issued if an equivalent number of the units or shares to which the units are Stapled have also been applied for and are to be issued. The same will apply for any redemption of units Stapled to other units or shares.

Where Stapled Securities are to be issued, the issue price is to be apportioned between the unit and the securities to which it is Stapled in accordance with the Constitution, applicable ASIC relief and any applicable Discretionary Pricing Policy.

15.2 The Deputy Group Chief Financial Officer is responsible for ensuring that, prior to any new units being issued:

(a) the price at which new units are to be issued is calculated under the direction of the Group General Manager - Financial Management & Corporate Reporting, reviewed by the Deputy Group Chief Financial Officer and approved by or a duly authorised committee of the Board; and

(b) legal advice is obtained that the conditions of any applicable ASIC issue price relief have been met; and

(c) if the units are to be issued to a related party of Westfield, legal advice is obtained which confirms that the issue complies with the Corporations Act and where applicable the Listing Rules, subject to any applicable ASIC relief; and

(d) if, in determining the issue price of the units, Westfield exercises a discretion contemplated in the applicable Discretionary Pricing Policy, the discretion is exercised in accordance with the policy; and

(e) if, in determining the issue price of units, is outside those contemplated in the applicable Discretionary Pricing Policy, it prepares a document which complies with the requirements of the Corporations Act, identifying amongst other things the discretion and why it is reasonable to exercise it in the circumstances; and

(f) Members are aware of their right to request, and be provided free of charge, the required documentation set out in section 15.2(d) and 15.2(e).

15.3 The Group Compliance Officer is responsible for obtaining a report from the Deputy Group Chief Financial Officer on whether the procedures described in section 15.2 have been followed in relation to the issue of new units, and for submitting that report to the Compliance Committee at the meeting pertaining to the reporting period in which any new units were issued in the Scheme.

PART 16 – REGISTERS

External Registry

16.1 If Westfield has engaged an external Registry to provide registry services in respect of the Scheme, the General Manager - Investor Relations is responsible for ensuring:

(a) that the Registry is selected in accordance with the selection processes outlined in Part 22 of the Compliance Plan; and

(b) that the engagement is documented in a written registry agreement which requires the Registry:

(i) to keep the register of Members up to date;

(ii) to ensure that the register of Members contains the information required by the Corporations Act;

(iii) to make the register of Members accessible as and for as long as the Corporations Act requires; and

(iv) to comply with agreed service standards in a manner consistent with industry practice; and

(c) that, if required by the Corporations Act, the Registry provides confirmation to all retail clients who acquire or dispose of financial products; and

(d) least twice a year, Westfield's record of the units on issue in the Scheme is reconciled with the Registry's details.

16.2 The Group Compliance Officer is responsible for obtaining a report from the General Manager - Investor Relations at least twice a year on whether:

(a) section 16.1 has been observed; and

(b) the Registry has complied with its obligations under the registry agreement,

and will submit that report to the Compliance Committee.

Internal Registry

16.3 If Westfield has not engaged an external Registry, the Assistant Company Secretary is responsible for ensuring:

(a) that the register of Members is kept up to date;

(b) that the register of Members contains the information required by the Corporations Act; and

(c) that the register of Members is accessible as and for as long as the Corporations Act requires.

16.4 The Company Secretary is responsible for obtaining a report from the Assistant Company

Secretary at least twice a year on whether section 16.3 has been observed, and for submitting that report to the Compliance Committee.

16.5 Where the units comprise part Stapled Securities, the register of Members may be maintained as a common register for the units in the Scheme and the attached securities but must be accessible and operated as required by the Part 16.

PART 17 – INCOME COLLECTION

17.1 The General Manager - Investor Relations is responsible for ensuring that:

(a) Property Managers are appointed in accordance with the processes outlined in Part 22 of the Compliance Plan;

(b) the performance by Property Managers of their obligations under the relevant property management agreement is monitored; and

(c) other income is collected.

17.2 The Group Compliance Officer is responsible for obtaining a report from the General Manager – Investor Relations at least twice a year on whether:

(a) section 17.1 has been observed; and

(b) the Property Managers have complied with their obligations under the relevant property management agreement,

and for submitting that report to the Compliance Committee.

PART 18 – INCOME CALCULATION, DISTRIBUTION & REINVESTMENT

18.1 Distributions of income of the Scheme may only be made in accordance with any applicable requirements of the Constitution and the Corporations Act.

18.2 The Group General Manager – Financial Management & Corporate Reporting is responsible for ensuring that calculations are prepared for any proposed distribution of income of the Scheme, and that the proposed distribution is reviewed by the Deputy Group Chief Financial Officer and the Group Chief Financial Officer before being approved by or with the authority of the Board prior to payment.

18.3 If a distribution has been approved by or with the authority of the Board, the Deputy Group Chief Financial Officer is responsible for ensuring that:

(a) the distribution is made, including, if the Scheme is Listed, ensuring that appropriate instructions are given to the external Registry with respect to that distribution, and that the processing by the external Registry of that distribution is monitored; and

(b) any reinvestment by Members of that distribution is carried out in accordance with the Constitution and the terms of the distribution reinvestment plan.

18.4 The Group Compliance Officer is responsible for obtaining a report from the Deputy Group Chief Financial Officer at least twice a year on whether sections 18.2 and 18.3 have been observed in relation to any distributions of income of the Scheme, and for submitting that report to the Compliance Committee.

PART 19 – RECORD RETENTION AND DISASTER RECOVERY

Record Retention

19.1 Westfield's Compliance Manual:

(a) contains details of the obligations under the Constitution, the Corporations Act and other applicable laws and regulations in relation to record retention which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that records are maintained in accordance with any applicable requirements of the Constitution, the Corporations Act and other applicable laws and regulations (including records in relation to the Scheme's assets, valuations, the payments of fees and other expenses, the reimbursement of expenses and income received). These records will be predominantly computer-based.

19.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 19.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

19.3 As described in section 5.4, the Group Compliance Officer is responsible for obtaining a written statement at least twice a year from each Executive on whether, within their respective areas of responsibility, Westfield's business in relation to the Scheme has complied with all legislative, regulatory and other legal requirements, including the requirements described in section 19.1, and for submitting that report to the Compliance Committee.

19.4 The Deputy Group Chief Financial Officer is responsible for ensuring that, on a monthly basis, the Custodian's banking records are reconciled with the Scheme's records.

19.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Group Chief Financial Officer at least four times a year on whether section 19.4 has been observed, and for submitting that report to the Compliance Committee.

Disaster Recovery

19.6 Westfield has established a disaster recovery plan for the information systems components of critical business processes relating to the Scheme. The disaster recovery plan contains, among other matters, details of contact lists of key Staff Members, back up systems and processes, and the frequency of testing and review.

19.7 The Group Chief Financial Officer is responsible for ensuring that:

(a) the disaster recovery plan is reviewed at least once every two years; and

(b) as part of the planning for business continuity, essential data and records are stored off site in a secure manner.

19.8 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least once a year on the adequacy of the disaster recovery plan for the information systems components of critical business processes relating to the Scheme and whether section 19.7 has been observed, and for submitting that report to the Compliance Committee.

PART 20 – INVESTMENT ISSUES

Investments

20.1 The investment decision making process for the Scheme is governed by the Board. The Board may establish investment policies and procedures and delegate investment authority as it considers appropriate.

20.2 Investments and disposals may only be made in accordance with any applicable requirements of the Corporations Act, the Constitution, the Listing Rules and any other applicable laws and regulations.

20.3 The Group Chief Financial Officer is responsible for ensuring that:

(a) all investments are monitored;

(b) a proposed investment or disposal complies with the requirements described in section 20.2; and

(c) where the proposed investment is not made pursuant to investment authority delegated by the Board, a proposal for the acquisition or disposal is prepared with assistance and advice from relevant Executives, Staff Members and external advisers and reviewed by at least one Executive Director, before being approved by or with the authority of the Board prior to implementation.

20.4 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least twice a year on whether section 20.3 has been observed in relation to any investments or disposals, and for submitting that report to the Compliance Committee.

Borrowings

20.5 Borrowings will be made in accordance with any applicable policies set by the Board, subject to any applicable provisions of the Constitution.

20.6 The Group Treasurer is responsible for ensuring that the Scheme's borrowing ratio does not exceed any limitations imposed by the Corporations Act, the Constitution or any borrowing agreement.

20.7 The Group Compliance Officer is responsible for obtaining a report from the Group Treasurer at least four times a year on whether sections 20.5 and 20.6 have been observed, and for submitting that report to the Compliance Committee.

Insurances

20.8 The Group Chief Financial Officer is responsible for ensuring that insurance arrangements are in place with respect to the Scheme which are:

(a) required under Westfield's financial services licence; and otherwise

(b) considered by Westfield to be appropriate, based on advice from Westfield's insurance brokers and other external advisers, having regard to the nature of the risks and costs involved.

20.9 The Group Compliance Officer is responsible for obtaining a report from the Group Chief Financial Officer at least twice a year on whether section 20.8 has been observed, and for submitting that report to the Compliance Committee.

PART 21 – RELATED PARTY ISSUES, FEES AND EXPENSES

21.1 Financial benefits must not be given to Westfield or to a related party of Westfield:

(a) out of Scheme property; or

(b) that could diminish or endanger Scheme property,

unless they comply with the related party transaction provisions of the Corporations Act, and where applicable, the Listing Rules.

21.2 Westfield's Compliance Manual:

(a) contains details of the laws and regulations affecting related party transactions which are considered by Westfield to be relevant for inclusion therein;

(b) requires Executives and Staff Members:

(i) to ensure that, within their areas of responsibility, financial benefits are not given to Westfield or a related party of Westfield which do not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief); and

(ii) immediately notify the Group General Counsel if they become aware that a financial benefit has been or is proposed to be given to Westfield or a related party of Westfield and which they believe may not comply with the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief), and where applicable, the Listing Rules.

21.3 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 21.2, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

21.4 The Deputy Group Chief Financial Officer is responsible for ensuring that:

(a) prior to entry into any agreement or transaction with Westfield or a related party of Westfield in relation to the Scheme, the proposed agreement or transaction is reviewed by relevant Executives and legal and other independent advice obtained as considered by them to be necessary to ensure that such agreement or transaction complies with the requirements of the Corporations Act, including the related party transaction provisions of the Corporations Act (as amended by any applicable ASIC relief) and, where applicable, the Listing Rules;

(b) material related party transactions have been considered and approved or ratified by the Board on the basis of a proposal from management and in accordance with written procedures that have been approved by the Board; and

(c) prior to payment, claims by Westfield or any related party of Westfield for fees and the reimbursement of expenses are:

(i) reviewed to ensure that they are made for the proper performance of duties and, where expenses relate to more than one managed investment scheme,

that the appropriate allocation has been made (if required); and

(ii) are authorised by an authorised signatory on behalf of the Scheme.

21.5 The Group Compliance Officer is responsible for obtaining a report from the Deputy Group Chief Financial Officer at least four times a year on whether section 21.4 has been observed, and for submitting that report to the Compliance Committee.

PART 22 – SERVICE PROVIDERS

22.1 Service Providers will be selected following a review of the proposed Service Providers' skill, experience and capacity to meet Westfield's requirements and carry out the functions in accordance with any applicable requirements of the Compliance Plan, the Corporations Act, ASIC Policies and Westfield's financial services licence. The appointment of a Service Provider must be approved by a Director of Westfield.

22.2 The obligations of each Service Provider must be set out in a written agreement.

22.3 The Group Compliance Officer is responsible for obtaining a report at least twice a year from each Executive who is responsible for the management of a relationship with a Service Provider on the Service Provider's compliance with its obligations under the relevant agreement, and for submitting that report to the Compliance Committee.

PART 23 – COMPLIANCE WITH ASX LISTING RULES

This Part does not apply if the units of the Scheme are not Listed or do not comprise part of the Stapled Securities that are Listed.

23.1 Westfield's Compliance Manual:

(a) contains details of the provisions of the Listing Rules which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that, within their areas of responsibility, nothing is done which may breach the Listing Rules.

23.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 23.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

23.3 The Company Secretary is responsible for:

(a) monitoring compliance with the Listing Rules; and

(b) monitoring changes to the Listing Rules and informing Executives of relevant changes so that any impact on the Scheme can be determined and any processes updated as required.

23.4 The Compliance Officer – Australia is responsible for obtaining a report from the Company Secretary at least twice a year on whether section 23.3 has been observed, and for submitting that report to the Compliance Committee.

PART 24 – MEETINGS OF SCHEME MEMBERS

24.1 The Company Secretary is responsible for ensuring that:

(a) Scheme meetings are called when required;

(b) proper notice of Scheme meetings is given;

(c) Scheme meetings are conducted in accordance with the Corporations Act and, if relevant, the Listing Rules;

(d) Westfield and its associates do not cast a vote in respect of units held by them, if prohibited by the Corporations Act or the Listing Rules; and

(e) adequate minutes of Scheme meetings are kept.

24.2 The Compliance Officer - Australia is responsible for obtaining confirmation from the Company Secretary at least twice a year that the compliance procedures outlined in section 24.1 have been followed, and for reporting thereon to the Compliance Committee.

PART 25 – TERMINATION OF A SCHEME

25.1 The Group Chief Financial Officer is responsible for ensuring that:

(a) Scheme property is realised in accordance with the Corporations Act and the Constitution;

(b) applications for units are refused as necessary during the winding up period; and

(c) on termination of the Scheme, proceeds are distributed to Members in accordance with the Corporations Act and the Constitution.

25.2 The Corporate Solicitor is responsible for ensuring that the Scheme is terminated only in accordance with the Corporations Act and the Constitution.

25.3 The Assistant Company Secretary is responsible for ensuring that Members and ASIC are notified of the termination of the Scheme prior to termination.

25.4 The Group Compliance Officer is responsible for reporting to the Compliance Committee immediately prior to termination of the Scheme on whether the requirements of this section 25.1, 25.2 and 25.3 have been followed.

PART 26 – INSIDER TRADING

26.1 Westfield's Compliance Manual:

(a) contains details of the laws and regulations concerning insider trading which are considered by Westfield to be relevant for inclusion therein; and

(b) requires Executives and Staff Members to ensure that they do not engage in conduct which breaches the laws or regulations concerning insider trading.

26.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 26.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

PART 27 – CONFLICTS OF INTEREST

27.1 Westfield's Compliance Manual sets out the procedures for having adequate arrangements in place to manage conflicts of interest that may arise. Those procedures include:

(a) the conflicts of interests procedures to be followed by Staff Members; and

(b) the maintenance of a register recording actual or potential conflicts of interest.

The Group Compliance Officer is responsible for ensuring that conflicts of interest are handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.2 As described in section 5.3, Executives are responsible for ensuring that Staff Members within their areas of responsibility are made aware of the existence and contents of Westfield's Compliance Manual, including the requirements described in section 27.1, and for notifying the Compliance Officers of any instances of non-compliance with any applicable provisions of Westfield's Compliance Manual.

27.3 The Group Compliance Officer is responsible for obtaining confirmation from relevant Executives and Staff Members at least four times a year that:

(a) a register has been maintained recording actual or potential conflicts of interest.

(b) conflicts of interests have been handled in accordance with any applicable requirements of Westfield's Compliance Manual.

(c) any conflict of interest situation which has not been handled within existing policies and procedures of Westfield has been reported to the relevant Compliance Officer.

27.4 The Group Compliance Officer is responsible for providing a report to the Compliance Committee at least four times a year:

(a) on the level of reported conflicts of interests; and

(b) on whether conflicts of interest have been handled in accordance with any applicable requirements of Westfield's Compliance Manual.

27.5 The Compliance Committee is responsible for reviewing each report referred to in section 27.4 and reporting any material findings to the Board.

DIRECTORS' SIGNATURES

Signed by the Directors of Westfield Management Limited (or their agents as permitted by the Corporations Act).

Frank P Lowy AC by his agent, Simon Julian Tuxen	Roy L Furman by his agent, Simon Julian Tuxen	David M Gonski AO by his agent, Simon Julian Tuxen
Fred G Hilmer AO by his agent, Simon Julian Tuxen	Stephen P Johns by his agent, Simon Julian Tuxen	David H Lowy AM by his agent, Simon Julian Tuxen
Peter S Lowy by his agent, Simon Julian Tuxen	Steven M Lowy by his agent, Simon Julian Tuxen	Gary H Weiss by his agent, Simon Julian Tuxen
Dean R Wills AO by his agent, Simon Julian Tuxen	Carla M Zampatti AM by his agent, Simon Julian Tuxen	

WESTFIELD MANAGEMENT LIMITED

ACN 001 670 579

CARINDALE PROPERTY TRUST

ARSN 093 261 744

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 15 NOVEMBER 2007)

WESTFIELD MANAGEMENT LIMITED

ACN 001 670 579

BONDI JUNCTION TRUST

ARSN 093 553 756

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 15 NOVEMBER 2007)

82-35029

WESTFIELD MANAGEMENT LIMITED

ACN 001 670 579

SA SHOPPING CENTRE TRUST

ARSN 093 537 216

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 15 NOVEMBER 2007)

WESTFIELD MANAGEMENT LIMITED

ACN 001 670 579

SOUTHLAND TRUST

ARSN 093 537 547

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 15 NOVEMBER 2007)

82-35029

WESTFIELD MANAGEMENT LIMITED

ACN 001 670 579

TEA TREE PLAZA TRUST

ARSN 093 537 645

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 15 NOVEMBER 2007)

82-35029

WESTFIELD AMERICA MANAGEMENT LIMITED

ACN 072 780 619

WESTFIELD AMERICA TRUST

ARSN 092 058 449

MASTER COMPLIANCE PLAN

(EFFECTIVE DATE 15 NOVEMBER 2007)

Part 1 – The Compliance Plan

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Westfield America Trust	092 058 449

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

"Listing Rules" means the listing rules of ASX as they may apply to the Scheme from time to time or otherwise as amended, varied or waived (whether in respect of the Scheme or generally) from time to time.

"Members" means the members of the Scheme.

"Offer Document" means any product disclosure document or information memorandum in relation to an offer of securities in the Scheme.

"Property Manager" means a person who is appointed to act as the property manager of a material asset of the Scheme.

"Registry" means the appointed registry provider (if any) for the Scheme.

"Responsible Officer" means an Executive Director or an Executive who is appointed by Westfield to perform duties in connection with the holding of Westfield's financial services licence.

"Scheme" means each of the managed investment schemes to which the Compliance Plan applies, as determined under Part 1 of the Compliance Plan.

"Scheme Auditor" means the auditor of the Scheme as referred to in section 331AB of the Corporations Act.

"Service Providers" means:

(a) external Custodians;

(b) registrars;

(c) Property Managers; and

(d) other persons,

providing major services as agent for Westfield in relation to the Scheme from time to time.

"Staff Members" means persons employed by Westfield or any of its related bodies corporate, whose services are directly provided to Westfield in relation to its operations with respect to the Scheme. For the avoidance of doubt, **"Staff Members"** do not include persons employed, engaged or otherwise made available by independent contractors (including any external Custodian) which may be engaged by Westfield.

"Stapled" means the linking together of units in a Scheme, and units in another managed investment scheme or shares in a company or both so that one may not be transferred or otherwise dealt with without the other or others and which are quoted on the ASX jointly as a stapled security or other such term as the ASX permits.

"Stapled Security" means a unit in a Scheme, and a unit in another managed investment scheme or a share in a company or both which are Stapled.

"Westfield" means Westfield America Management Limited ACN 072 780 619 in its capacity as the responsible entity of the Scheme, or any subsequent responsible entity of the Scheme.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Tea Tree Plaza Trust	093 537 645

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Southland Trust	093 537 547

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
SA Shopping Centre Trust	093 537 216

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Bondi Junction Trust	093 553 756

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

PART 1 – THE COMPLIANCE PLAN

Application of the Compliance Plan

1.1 This Compliance Plan applies to each of the following Schemes as if it was the individual compliance plan for each of those Schemes:

Scheme	*ARSN*
Carindale Property Trust	093 261 744

1.2 Subject to the Corporations Act, all the provisions of the Compliance Plan apply to a particular Scheme until Westfield determines otherwise.

1.3 Subject to the Corporations Act, Westfield may determine that the Compliance Plan applies to a further scheme, or ceases to apply to a Scheme. If Westfield makes such a determination, it must amend section 1.1 accordingly and notify the Compliance Committee.

Purpose of the Compliance Plan

1.4 The Compliance Plan sets out the procedures Westfield must follow in operating the Scheme to comply with the requirements of the Corporations Act and the Constitution. It forms part of Westfield's compliance program.

1.5 Westfield may develop other documents and systems (including policies, procedures manuals or checklists) to set out in greater detail matters covered by its compliance program, and may amend such documents and systems from time to time. These other documents and systems, including any policies expressly referred to in the Compliance Plan, operate alongside, but do not form part of, the Compliance Plan.

Commencement

1.6 The Compliance Plan takes effect for a Scheme when:

(a) the Scheme is registered by ASIC; or

(b) Westfield determines to implement the Compliance Plan for a particular Scheme that is not registered by ASIC.

Changing the Compliance Plan

1.7 Subject to the Corporations Act, Westfield may modify or replace the Compliance Plan.

Definitions

1.8 The following words have these meanings in the Compliance Plan, unless the contrary intention appears:

"ARSN" means the Australian Registered Scheme Number for the Scheme.

"ASIC" means the Australian Securities & Investments Commission.

"ASIC Policy" includes ASIC Policy Statements and Practice Notes.

DIRECTORS' SIGNATURES

Signed by the Directors of Westfield America Management Limited (or their agents as permitted by the Corporations Act).

Frank P Lowy AC
by his agent, Simon Julian Tuxen

Roy L Furman
by his agent, Simon Julian Tuxen

David M Gonski AO
by his agent, Simon Julian Tuxen

Fred G Hilmer AO
by his agent, Simon Julian Tuxen

Stephen P Johns
by his agent, Simon Julian Tuxen

David H Lowy AM
by his agent, Simon Julian Tuxen

Peter S Lowy
by his agent, Simon Julian Tuxen

Steven M Lowy
by his agent, Simon Julian Tuxen

Gary H Weiss
by his agent, Simon Julian Tuxen

Dean R Wills AO
by his agent, Simon Julian Tuxen

Carla M Zampatti AM
by his agent, Simon Julian Tuxen

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

November 16, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the of a media release regarding the 2007 Investor Tour of the Group's U.S. portfolio. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

16 November 2007

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Westfield Group (ASX:WDC)
2007 US Investor Tour Presentation

Attached is a copy of the presentation for the 2007 Investor Tour of the Group's US portfolio. Due to limits on the size of the file which may be lodged with the Exchange, the attachment is in black and white. A colour version can be downloaded from the Group's website.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

82-35029

Westfield®

Investor Tour 2007

Westfield®

2007 Investor Tour

- Map of US Portfolio
- US Fact Sheet
- Recently Completed Projects
- Current Projects
- Future Major Projects

Tabs – Featured California Centers

1. San Francisco Centre
2. Valley Fair
3. Galleria at Roseville
4. Century City
5. Topanga
6. UTC (to be presented Tuesday afternoon in Los Angeles)

For each Center:

- Aerial Photo
- Interior Photo(s)
- Site Plan
- Market Map with Competitor
- Trade Area Map
- Demographics

7. Notes

Westfield Portfolio

57 USA Centers in 13 Market Clusters
120 Shopping Centers Worldwide


57 US
7 UK
44 AU
12 NZ


Vancouver, WA
Vancouver
Seattle, WA
Southcenter
Olympia, WA
Capital
San Francisco, CA
Metreon
San Francisco Centre
Solano
Sacramento, CA
Downtown Plaza
Galleria at Roseville
San Jose, CA
Oakridge
Valley Fair
Los Angeles, CA
Century City
Eastland
Fashion Square
Fox Hills
MainPlace
Palm Desert
Promenade
Santa Anita
Topanga
Valencia Town Center
West Covina
San Diego, CA
Horton Plaza
Mission Valley/West
North County
Parkway
Plaza Bonita
Plaza Camino Real
UTC
Lincoln, NE
Gateway
Chicago, IL
Chicago Ridge
Fox Valley
Hawthorn
Louis Joliet
North Bridge
Old Orchard
Southlake
St. Louis, MO
Crestwood
Northern, OH
Belden Village
Great Northern
Franklin Park
SouthPark
Connecticut
Connecticut Post
Meriden
Trumbull
New York
South Shore
Sunrise
New Jersey
Garden State
Plaza
Maryland
Annapolis
Montgomery
Wheaton
North Carolina
Eastridge
Tampa, FL
Brandon
Citrus Park
Countryside
Sarasota Square
Southgate
Miami, FL
Broward
Westland

Westfield®

Westfield represented in all top 5 markets
*Metreon excluded in count of total centers

Westfield®

US FACT SHEET

As of June 30, 2007

Number of Centers	59[1]
Number of Retail Shops	9,100
GLA (millions of square feet)	66.7
Westfield Asset Value (billion)	$16.3
Assets under Management (billion)	$19.8

As of September 30, 2007

Number of Projects Completed (ytd)	5 (Total Cost US$450 million)
Number of Current Projects	6 (Total Cost US$790 million)
Number of Future Projects	15
Specialty Store Sales MAT (billion)	$ 7.2
Specialty Store Sales Growth (12 months)	2.5%*
Portfolio Leased	93.5%
Specialty Occupancy Cost	14.5%
Comparable Average Specialty Store Rent	$44.23 psf (growth 4.5%)

* Comparable mall basis

1 Since June 30, 2007, the Group has divested 4 assets in the St. Louis market and acquired 2 assets in Florida.

Westfield

Recently Completed Major Projects
Year to date

Development	Opened	WDC Share	Total Cost (million)	WDC Cost (million)
Brandon (Florida, US)	1 March	100%	US$65	US$65
Southpark (Ohio, US)	7 May	100%	US$65	US$65
Garden State Plaza (New Jersey, US)	25 May	50%	US$100	US$50
Sarasota (Florida, US)	1 July	100%	US$60	US$60
Annapolis (Maryland, US)	1 November	100%	US$160	US$160
Total			$450	$400

Westfield

Current Projects

United States – Approx US$0.8 billion

Forecast	Total Cost[1] US$ million	Yield Range	Anticipated Completion
Old Orchard (Illinois)	40	10.5 – 11.0%	Qtr 4 '07
Plaza Bonita (California)	90	10.0 – 10.5%	Qtr 1 '08
Topanga – Stage 2 (California)	50	9.5 – 10.0%[2]	Qtr 4 '08
Southcenter (Washington)	240	10.0 – 10.5%	Qtr 4 '08
Galleria at Roseville (California)	250	8.0 – 8.5%	Qtr 1 '09
Santa Anita (California)	120	6.8 – 7.3%	Qtr 4 '09
Total	**790**	**8.9 – 9.4%**	

1 Excludes project profits except for joint ventures

2 Yield range of entire project – Stage 1 (US$300million) completed and opened

Westfield

Future Major Projects

United States

- Belden Village (Ohio)
- Century City Phase II (California)
- Fashion Square (California)
- Fox Hills (California)
- Mainplace (California)
- Montgomery (Maryland)
- North County (California)
- Palm Desert (California)
- Plaza Camino Real (California)
- Southgate (Florida)
- UTC (California)
- Valencia (California)
- Valley Fair (California)
- West Covina (California)
- West Valley (California)

Westfield

WESTFIELD SAN FRANCISCO, SAN FRANCISCO CALIFORNIA

Location

The new center is located just two blocks from the famed Union Square, one of the U.S.'s major retail hubs. The center includes a flagship Bloomingdales, Nordstrom, a 9-screen Century Theatre, 170 shops and restaurants, as well as the Food Emporium featuring a Bristol Farms market and 15 eateries.



Redevelopment

The expansion of San Francisco Centre was a $460 million revitalization, which integrated the existing Nordstrom-anchored building and the adjacent historic former Emporium department store site. The project added 100 shops and included historic preservation of the façade and dome, and linkage to Bart (underground transportation). The project opened in October 2006 and was a joint venture between Westfield and Forest City.

Centre Profile

Majors	GLA	%
Bloomingdale's	352,400	24%
Nordstrom	312,000	21%
Bristol Farms	28,800	2%
Burke Williams Day Spa	15,800	1%
Cinemas (Century Theatres)	52,600	4%
Majors Sub-Total	**761,600**	**52%**
Large Format Specialties	147,500	10%
Specialties	547,300	38%
Total GLA	**1,456,400**	**100%**
Offices (not in totals)	246,100	

Ownership

Centre Owner	Westfield America Trust (100%), Emporium: Westfield America Trust (50%), Forest City (50%)
Centre Management	Westfield Centre Mgmt
Site Area	2 acres
No. of Retailers	187

Value

Acquisition Date	1998
Book Value (US$ millions)	$ 459.1
Valuation Date	31-Dec-06
Cap Rate	5.11%
Centre First Opened	1988
Centre Re-Developed	2006



Retail Sales Information

as at 31 December, 2006

Annual Specialty Sales (US$ millions)	$ 159.1
Annual Specialty Sales psf (US$)	$ 677.0
Annual Special Sales psf variation	7.8%
Occupancy Cost	21.4%

82-35029



82-35029





82-35029

San Francisco Area - Regional Competition



LEGEND: RED
Westfield Centers
LEGEND: BLUE
Competing Centers
Vacaville Premium Outlets
Solano
Gateway Plaza
Vintage Oaks at Novato
Mall at Northgate
Village at Corte Madera
Hilltop Mall
Sunvalley Mall
Somersville Town Center
Broadway Plaza
Bay St Emeryville
Embarcadero
San Francisco Centre
Metreon
Stonestown Galleria
Westlake Center
Serramonte Center
Shops at Tanforan
Bayfair Center
Stoneridge Mall
Southland Mall
Bridgepointe Center
Hillsdale Center
Newpark Mall
Stanford Shopping Center
CALIFORNIA
SONOMA
NAPA
SOLANO
YOLO
SACRAMENTO
MARIN
SAN JOAQUIN
ALAMEDA
SAN MATEO
SANTA CLARA
STANISLAUS
Pacific Ocean
San Pablo Bay
San Francisco Bay
0 mi
10
20
30

Westfield San Francisco Centre
2006 Average Household Income

Westfield

Legend

- ★ Westfield Centers

Major Shopping Centers
Gross Leasable Area

- ○ 400K SF - 800K SF
- ◎ 800K SF - 1,000K SF
- ● OVER 1,000K SF
- ▭ Primary Trade Area

Average HH Income
By Zip Code

- Up to - $70,000
- $70,000 - $85,000
- $85,000 - $100,000
- $100,000 - $115,000
- $115,000 - and Over



[redacted]
HILLTOP MALL
SOMERSVILLE TOWNE CENTER
SUNVALLEY
STONESTOWN
SERRAMONTE CENTER
SHOPS AT TANFORAN
BAYFAIR CENTER
STONERIDGE MALL
SHOPPING CENTER
NEWPARK MALL
STANFORD SHOPPING CENTER
THE GREAT MALL OF THE BAY AREA
THE FORUM AT SUNNYVALE TOWN CENTER
94901
94939
94930
94904
94933
94964
94924
94970
94925
94941
94920
94965
94803
94805
94530
94553
94523
94597
94596
94595
94549
94563
94707
94708
94710
94704
94705
94618
94608
94611
94607
94610
94602
94606
94619
94501
94601
94605
94621
94603
94577
94578
94579
94580
94545
94544
94542
94587
94130
94109
94105
94158
94121
94129
94122
94116
94110
94107
94124
94132
94112
94134
94015
94014
94005
94080
94066
94030
94044
94010
94401
94404
94038
94403
94065
94402
94002
94019
80
780
580
680
880
280
N
E
S
W
0
4
8
16
Miles

Westfield
San Francisco Centre

82-35029

82-35029

Westfield

San Francisco Centre
San Francisco, CA

	3 MILE RING	5 MILE RING	10 MILE RING	PRIMARY TRADE AREA
POPULATION				
POPULATION 2006	371,911	625,978	1,313,889	2,595,705
POPULATION 2011	372,421	622,852	1,314,642	2,607,983
POPULATION GROWTH 2006-2011	0.1%	-0.5%	0.1%	0.5%
% MALE POPULATION 2006	53.1%	51.3%	49.9%	49.5%
% FEMALE POPULATION 2006	46.9%	48.7%	50.1%	50.5%
% COLLEGE GRADUATES 2006 (4 YEAR DEGREE+)	50.6%	46.6%	42.6%	40.0%
HOUSEHOLDS				
HOUSEHOLDS 2006	187,535	277,693	541,213	1,009,003
HOUSEHOLDS 2011	188,152	276,571	540,627	1,009,179
HOUSEHOLD GROWTH 2006-2011	0.3%	-0.4%	-0.1%	0.0%
2006 % HOUSEHOLDS WITH KIDS < 18	10.5%	15.1%	20.1%	25.1%
2006 AVERAGE HOUSEHOLD SIZE	1.98	2.25	2.43	2.57
2011 AVERAGE HOUSEHOLD SIZE	1.98	2.25	2.43	2.58
BUSINESS AND EMPLOYMENT				
TOTAL BUSINESS ESTABLISHMENTS	43,211	55,248	97,711	172,036
TOTAL DAYTIME EMPLOYMENT	331,841	416,713	723,542	1,262,773
AGE				
2006 MEDIAN AGE	38.4	38.7	38.1	37.9
2011 MEDIAN AGE	41.1	41.3	40.4	39.9
AGE 0-9 (2006)	6.2%	7.6%	9.5%	11.3%
AGE 10-14 (2006)	3.0%	3.9%	4.8%	5.7%
AGE 15-24 (2006)	6.6%	7.9%	9.8%	10.9%
AGE 25-34 (2006)	25.8%	22.0%	18.7%	15.7%
AGE 35-44 (2006)	19.5%	18.5%	17.3%	16.5%
AGE 45-54 (2006)	15.0%	15.3%	15.3%	15.4%
AGE 55-64 (2006)	10.7%	11.0%	11.2%	11.4%
AGE 65-74 (2006)	6.4%	6.7%	6.6%	6.5%
AGE 75+ (2006)	6.9%	7.2%	6.7%	6.7%
2006 ESTIMATED POPULATION BY RACE				
WHITE	61.3%	53.1%	46.8%	51.2%
BLACK	6.8%	7.7%	10.5%	10.6%
ASIAN	22.2%	29.5%	32.2%	25.9%
OTHER	9.6%	9.7%	10.5%	12.2%
HISPANIC ETHNICITY (INCLUDED ABOVE)	14.8%	14.5%	15.2%	18.3%
INCOME				
2006 ESTIMATED HOUSEHOLD INCOME				
LESS THAN $35,000	31.0%	28.0%	29.3%	26.2%
$35,000 TO $49,999	11.3%	11.4%	12.5%	12.5%
$50,000 TO $74,999	15.4%	16.1%	17.0%	17.6%
$75,000 TO $99,999	11.2%	12.1%	12.4%	13.2%
$100,000 AND OVER	31.0%	32.4%	28.8%	30.6%
2006 PER CAPITA INCOME	$48,621	$43,177	$36,527	$36,154
2006 MEDIAN HOUSEHOLD INCOME	$62,342	$66,431	$62,056	$66,187
2006 AVERAGE HOUSEHOLD INCOME	$95,181	$96,074	$87,549	$91,978
2011 ESTIMATED HOUSEHOLD INCOME:				
LESS THAN $35,000	28.3%	25.4%	26.8%	23.8%
$35,000 TO $49,999	10.3%	10.2%	11.3%	11.3%
$50,000 TO $74,999	14.8%	15.3%	16.4%	16.8%
$75,000 TO $99,999	11.0%	11.8%	12.2%	13.0%
$100,000 AND OVER	35.6%	37.3%	33.3%	35.0%
2011 PER CAPITA INCOME	$54,637	$48,568	$40,620	$39,719
2011 MEDIAN HOUSEHOLD INCOME	$69,317	$73,562	$68,160	$72,076
2011 AVERAGE HOUSEHOLD INCOME	$106,928	$108,137	$97,674	$101,841

MapInfo AnySite
Source: 2006/2011 Claritas Estimates

Westfield

WESTFIELD VALLEY FAIR, SANTA CLARA CALIFORNIA

Location

Westfield Valley Fair is a super regional center located in the heart of San Jose's Silicon Valley. The center has excellent accessibility to I-880 and I-280 that provides a regional draw to the affluent trade area. Valley Fair is the premiere shopping destination for the San Jose metro market.



Redevelopement

In 2002, Westfield opened a major expansion to the center. The redevelopment included a new Nordstrom, a two-level addition of 100 new specialty stores, a new food court and restaurants. The new retailers included Apple, Louis Vuitton, Armani Exchange, Boss Hugo Boss, Coach, Swarovski and Tiffany's.

Centre Profile

Majors	GLA	%
Nordstrom	225,000	15%
Macy's (2 stores)	566,000	38%
Majors Sub-Total	**791,000**	**53%**
Large Format Specialties	215,000	14%
Specialties	500,800	33%
Total GLA	**1,506,800**	**100%**

Ownership

Centre Owner	Westfield America Trust (50%), JP Morgan (50%)
Centre Management	Westfield Centre Mgmt
Site Area	63 acres
No. of Retailers	258

Value

Acquisition Date	1998
Book Value (US$ millions)	$ 500.7
Valuation Date	31-Dec-06
Cap Rate	5.38%
Centre First Opened	1986
Centre Re-Developed	2002



Retail Sales Information

as at 31 December, 2006

Annual Specialty Sales (US$ millions)	$ 398.4
Annual Specialty Sales psf (US$)	$ 809.0
Annual Special Sales psf variation	4.9%
Occupancy Cost	13.5%

82-35029



82-35029


bebe
DIRECTORY

San Jose Region



Foster City
Beach Cove Recreation
Belmont
San Carlos
Redwood City
North Fair Oaks
Atherton
Menlo Park
East Palo Alto
San Francisco Bay
Palo Alto
Palo Alto Airport
Stanford
Woodside
Newark Mall
Fremont
Newark
ALAMEDA
Sunol Valley Regional Park
LEGEND: RED
Westfield Centers
LEGEND: BLUE
Competing Centers
Stanford Shopping Center
San Antonio Center
SAN MATEO
Portola Valley
Windy Hill Open Space
Foothills Park
Los Altos
Los Altos Hills
Mountain View
Alviso County Marina Park
Milpitas
Great Mall of the Bay Area
Silicon Valley Wave
Santa Clara
San Jose
CALIFORNIA
Valley Fair
Burbank
Santana Row
Vallco Fashion Park
Cupertino
Eastridge Center
Joseph D. Grant County Park
Skyline Ridge Open Space
McDonald Park
Stevens Creek County Park
Campbell
Saratoga
Cambrian Park
Oakridge
Pescadero Creek County Park
Portola State Park
SANTA CRUZ
Castle Rock State Park
Monte Sereno
Los Gatos
Santa Clara County Parks
0 mi 2 4 6 8 10 12 14

82-35029

82-35029

For personal use only

Westfield Valley Fair
2006 Average Household Income

Westfield

Legend

Westfield Centers

Major Shopping Centers
Gross Leasable Area
- 400K SF - 800K SF
- 800K SF - 1,000K SF
- OVER 1,000K SF

Primary Trade Area

Average HH Income
By Zip Code
- Up to - $70,000
- $70,000 - $85,000
- $85,000 - $100,000
- $100,000 - $115,000
- $115,000 - and Over



STANFORD SHOPPING CENTER
101
280
680
880
95002
94089
95134
95035
95054
94085
95131
95132
94086
95133
95127
94087
94022
94024
95053
95050
95051
95110
95112
95116
95148
95126
95113
95122
95117
95128
SANTANA ROW
95129
95014
95125
95121
95111
WESTGATE MALL
95130
95008
95124
95136
WESTFIELD OAKRIDGE
ALMADEN PLAZA
95118
95123
95135
95070
95138
95030
95032
95120
95033
0
2.5
5
10
Miles

N
W E
S

Westfield
Valley Fair

82-35029

Westfield

Valley Fair
Santa Clara, CA

	3 MILE RING	5 MILE RING	10 MILE RING	PRIMARY TRADE AREA
POPULATION				
POPULATION 2006	222,235	526,143	1,452,961	1,447,035
POPULATION 2011	227,780	537,002	1,477,495	1,473,257
POPULATION GROWTH 2006-2011	2.5%	2.1%	1.7%	1.8%
HOUSEHOLDS				
HOUSEHOLDS 2006	85,596	191,035	478,788	472,899
HOUSEHOLDS 2011	86,846	193,230	483,309	478,252
HOUSEHOLD GROWTH 2006-2011	1.5%	1.1%	0.9%	1.1%
2006 AVERAGE HOUSEHOLD SIZE	2.60	2.75	3.03	3.05
2011 AVERAGE HOUSEHOLD SIZE	2.62	2.78	3.06	3.08
BUSINESS AND EMPLOYMENT				
TOTAL BUSINESS ESTABLISHMENTS	15,486	37,279	77,301	76,878
TOTAL DAYTIME EMPLOYMENT	107,714	281,888	603,680	594,141
AGE				
2006 MEDIAN AGE	35.4	35.5	35.3	35.4
2011 MEDIAN AGE	37.4	37.2	36.9	37.0
AGE 0-9 (2006)	13.8%	14.3%	14.7%	14.7%
AGE 10-14 (2006)	5.9%	6.4%	6.7%	6.8%
AGE 15-24 (2006)	10.5%	11.2%	11.8%	11.9%
AGE 25-34 (2006)	17.2%	15.3%	14.6%	14.2%
AGE 35-44 (2006)	18.4%	18.1%	17.4%	17.2%
AGE 45-54 (2006)	14.3%	14.4%	14.6%	14.7%
AGE 55-64 (2006)	9.0%	9.2%	9.9%	10.0%
AGE 65-74 (2006)	5.2%	5.6%	5.7%	5.8%
AGE 75+ (2006)	5.7%	5.4%	4.6%	4.7%
2006 ESTIMATED POPULATION BY RACE				
WHITE	58.1%	54.5%	47.8%	47.9%
BLACK	3.6%	3.1%	3.0%	3.0%
ASIAN	23.1%	26.3%	33.1%	33.1%
OTHER	15.2%	16.1%	16.1%	16.0%
HISPANIC ETHNICITY (INCLUDED ABOVE)	24.1%	25.1%	25.1%	24.9%
INCOME				
2006 ESTIMATED HOUSEHOLD INCOME				
LESS THAN $35,000	22.4%	22.0%	18.0%	17.7%
$35,000 TO $49,999	13.1%	11.6%	10.3%	10.1%
$50,000 TO $74,999	19.6%	18.0%	17.5%	17.3%
$75,000 TO $99,999	14.7%	14.2%	14.9%	14.8%
$100,000 AND OVER	30.3%	34.0%	39.3%	40.2%
2006 PER CAPITA INCOME	$33,681	$34,368	$35,013	$35,526
2006 MEDIAN HOUSEHOLD INCOME	$68,610	$72,452	$82,111	$83,402
2006 AVERAGE HOUSEHOLD INCOME	$86,662	$93,783	$105,387	$107,787
2011 ESTIMATED HOUSEHOLD INCOME:				
LESS THAN $35,000	20.4%	20.4%	16.6%	16.2%
$35,000 TO $49,999	12.0%	11.0%	9.4%	9.2%
$50,000 TO $74,999	18.6%	17.1%	16.3%	16.1%
$75,000 TO $99,999	14.5%	13.9%	14.4%	14.3%
$100,000 AND OVER	34.4%	37.7%	43.4%	44.2%
2011 PER CAPITA INCOME	$36,384	$37,035	$37,816	$38,378
2011 MEDIAN HOUSEHOLD INCOME	$73,551	$77,952	$88,494	$89,819
2011 AVERAGE HOUSEHOLD INCOME	$94,621	$102,085	$114,788	$117,355

MapInfo AnySite
Source: 2006/2011 Claritas Estimates

82-35029

Westfield

WESTFIELD GALLERIA AT ROSEVILLE, SACRAMENTO CALIFORNIA

Location

The super regional center is located in the city of Roseville, CA, a suburb of Sacramento, located 20 miles northeast of Downtown. The center is in Placer County, one of the fastest growing counties in California, and is located near the junction of I-80 and Hwy 65, and has more than 14 million shoppers per year. The center opened in 2000.



Redevelopment

The redevelopment commenced in 2007. The 400,000 sq. ft. expansion includes an expanded Macy's and JCPenney along with 100 new shops, including luxury retailers, two new parking structures, a new dining terrace and a new Crate and Barrel. The project is expected to be completed in the first quarter of 2009. Leasing is currently about 80% committed.

Centre Profile

Majors	GLA	%
Sears	122,600	12%
Macy's	180,000	17%
Nordstrom	144,000	14%
JC Penney	125,500	12%
Majors Sub-Total	**572,100**	**55%**
Large Format Specialties	95,100	9%
Specialties	365,700	36%
Total GLA	**1,032,900**	**100%**

Ownership

Centre Owner	Westfield America Trust (100%)
Centre Management	Westfield Centre Mgmt
Site Area	89 acres
No. of Retailers	144

Value

Acquisition Date	2002
Book Value (US$ millions)	$ 335.9
Valuation Date	31-Dec-06
Cap Rate	6.23%
Centre First Opened	2000



Retail Sales Information

as at 31 December, 2006

Annual Specialty Sales (US$ millions)	$ 181.7
Annual Specialty Sales psf (US$)	$ 553.0
Annual Special Sales psf variation	1.7%
Occupancy Cost	11.1%

82-35029



82-35029



Sacramento Regional Competition



Rocklin Site
Galleria at Roseville
The Fountains
Sacramento Gateway
Natomas Site
County Fair Mall
Natomas Mktplc
The Railyards
Downtown Plaza
Arden Fair Mall
Country Club Plaza/Centre
The Pavillions
Sunrise Mall
Palladio at Broadstone
Broadstone Plaza
Folsom Prem Outl
Folsom Site
El Dorado Hills TC
Florin TC (fka Florin Mall)
Southgate Plaza
Delta Development
Elk Grove Promenade
LEGEND: RED
Westfield Centers
LEGEND: BLUE
Competing Centers
LEGEND: PURPLE
Under Development
LEGEND: GREEN
New Development Sites
SUTTER
YOLO
SACRAMENTO
EL DORADO
AMADOR
Woodland
Davis
Roseville
Citrus Heights
Folsom
Rancho Cordova
Elk Grove
0 mi
5
10
15

82-35029

Westfield Galleria at Roseville
2006 Average Household Income

Westfield

Legend

- ★ Westfield Centers

Major Shopping Centers Gross Leasable Area

- 400K SF - 800K SF
- 800K SF - 1,000K SF
- OVER 1,000K SF
- Primary Trade Area

Average HH Income By Zip Code

- Up to - $60,000
- $60,000 - $70,000
- $70,000 - $80,000
- $80,000 - $90,000
- $90,000 - and Over


1060-1140 HARTER RD
THE MALL AT YUBA CITY
95949
95713
95722
95703
95602
95603
95681
95648
95658
95663
95650
95765
95659
95668
95747
95678
95677
95746
95661
95626
95843
95621
95610
95662
95842
95660
95630
95628
PLACE
DSTONE PLAZA
NATOMAS MARKETPLACE
THE PROMENADE AT SACRAMENTO GATEWAY
ARDEN FAIR MALL
COUNTRY CLUB PLAZA MALL
RIVERPOINT MARKETPLACE
0 3.5 7 14 Miles
N
W
E
S

Westfield
Galleria at Roseville

82-35029

Westfield

Galleria At Roseville
Roseville, CA

	3 MILE RING	5 MILE RING	10 MILE RING	PRIMARY TRADE AREA
POPULATION				
POPULATION 2006	94,349	206,580	606,659	667,864
POPULATION 2011	111,962	242,465	677,028	746,516
POPULATION GROWTH 2006-2011	18.7%	17.4%	11.6%	11.8%
% MALE POPULATION 2006	48.9%	48.9%	49.3%	49.4%
% FEMALE POPULATION 2006	51.1%	51.1%	50.7%	50.6%
% COLLEGE GRADUATES 2006 (4 YEAR DEGREE+)	31.2%	32.2%	27.3%	27.4%
HOUSEHOLDS				
HOUSEHOLDS 2006	36,481	76,800	224,859	247,221
HOUSEHOLDS 2011	43,585	90,336	251,822	277,661
HOUSEHOLD GROWTH 2006-2011	19.5%	17.6%	12.0%	12.3%
2006 % HOUSEHOLDS WITH KIDS < 18	37.7%	38.5%	36.9%	36.6%
2006 AVERAGE HOUSEHOLD SIZE	2.59	2.69	2.70	2.70
2011 AVERAGE HOUSEHOLD SIZE	2.57	2.68	2.69	2.69
BUSINESS AND EMPLOYMENT				
TOTAL BUSINESS ESTABLISHMENTS	5,535	11,121	29,230	33,048
TOTAL DAYTIME EMPLOYMENT	42,956	79,369	195,323	223,096
AGE				
2006 MEDIAN AGE	34.4	35.4	34.8	35.6
2011 MEDIAN AGE	36.3	37.0	36.1	36.8
AGE 0-9 (2006)	12.9%	13.1%	13.4%	12.9%
AGE 10-14 (2006)	7.1%	7.3%	7.5%	7.4%
AGE 15-24 (2006)	13.6%	13.8%	14.2%	14.2%
AGE 25-34 (2006)	15.7%	13.6%	13.6%	13.1%
AGE 35-44 (2006)	16.2%	15.7%	15.3%	15.0%
AGE 45-54 (2006)	14.0%	14.3%	14.3%	14.7%
AGE 55-64 (2006)	9.1%	9.7%	9.9%	10.3%
AGE 65-74 (2006)	5.3%	6.6%	6.3%	6.5%
AGE 75+ (2006)	6.0%	5.9%	5.5%	5.9%
2006 ESTIMATED POPULATION BY RACE				
WHITE	82.9%	84.1%	79.9%	81.3%
BLACK	2.3%	2.4%	4.9%	4.2%
ASIAN	7.9%	7.6%	7.3%	7.0%
OTHER	6.9%	5.9%	7.9%	7.5%
HISPANIC ETHNICITY (INCLUDED ABOVE)	12.0%	9.8%	11.7%	11.0%
INCOME				
2006 ESTIMATED HOUSEHOLD INCOME				
LESS THAN $35,000	23.7%	20.8%	25.3%	24.6%
$35,000 TO $49,999	14.6%	13.7%	15.2%	14.9%
$50,000 TO $74,999	21.9%	20.7%	20.8%	20.9%
$75,000 TO $99,999	15.7%	16.0%	14.6%	14.9%
$100,000 AND OVER	24.1%	28.8%	24.1%	24.9%
2006 PER CAPITA INCOME	$29,697	$32,071	$29,093	$29,509
2006 MEDIAN HOUSEHOLD INCOME	$63,321	$68,722	$61,450	$62,748
2006 AVERAGE HOUSEHOLD INCOME	$76,235	$85,760	$77,625	$78,815
2011 ESTIMATED HOUSEHOLD INCOME:				
LESS THAN $35,000	20.8%	18.0%	22.4%	21.6%
$35,000 TO $49,999	13.2%	12.3%	13.7%	13.3%
$50,000 TO $74,999	20.6%	19.3%	20.0%	20.0%
$75,000 TO $99,999	15.9%	15.8%	14.7%	14.9%
$100,000 AND OVER	29.4%	34.7%	29.2%	30.2%
2011 PER CAPITA INCOME	$33,312	$36,003	$32,461	$33,033
2011 MEDIAN HOUSEHOLD INCOME	$69,313	$75,699	$67,427	$68,876
2011 AVERAGE HOUSEHOLD INCOME	$85,080	$96,194	$86,494	$88,002

MapInfo AnySite
Source: 2006/2011 Claritas Estimates

82-35029

Westfield

WESTFIELD CENTURY CITY, LOS ANGELES CALIFORNIA

Location

The center is ideally located in Century City, a major business hub of Los Angeles, CA, at the intersection of Santa Monica Boulevard and Avenue of the Stars. It serves the immediate Beverly Hills market and the prestigious Westside of Los Angeles, which includes Westwood, Brentwood and Santa Monica. The center not only serves the residents, but also the office, visitor and tourism markets.



Redevelopment

In December 2005, Century City completed the first phase of an $170 million revitalization by introducing new luxury boutiques, a flagship AMC Theatre, an expanded Gelson's gourmet grocer and a new upscale dining terrace. Westfield has remerchandised over 85% of the specialty retail space, and in the future, Century City will be expanded with a second level of approx. 300,000 sq. ft. of specialty stores and will include a mixed use component of approx. 300 condominiums. The total project cost is currently estimated at approx. US$450 million.

Centre Profile

Majors	GLA	%
Bloomingdales	222,000	26%
Macy's	135,000	16%
Cinema (AMC Theatres)	80,100	9%
Gelson's The Super Market	37,100	4%
Majors Sub-Total	**474,200**	**55%**
Large Format Specialties	116,500	14%
Specialties	258,400	31%
Total GLA	**849,100**	**100%**

Ownership

Centre Owner	Westfield America Trust (100%)
Centre Management	Westfield Centre Mgmt
Site Area	19 acres
No. of Retailers	138

Value

Acquisition Date	2002/2003
Book Value (US$ millions)	$ 699.3
Valuation Date	31-Dec-06
Cap Rate	5.00%
Centre First Opened	1964
Centre Re-Developed	2006



Retail Sales Information

as at 31 December, 2006

Annual Specialty Sales (USS millions)	$ 185.8
Annual Specialty Sales psf (US$)	$ 808.0
Annual Special Sales psf variation	9.3%
Occupancy Cost	16.9%

82-35029




amc

82-35029



82-35029

Los Angeles Area Competition


LEGEND: PURPLE
Under Development
1. Valley/Laurel Plaza
2. Americana at Brand
3. Shops at Santa Anita
4. Village at Playa Vista
5. Shoppes at Chino Hills
6. Anaheim Gardenwalk
7. District at Tustin Legacy
LEGEND: GREEN
Lifestyle/Mixed Use Centers
1. Simi Valley Town Center
2. Hollywood & Highland
3. The Grove
4. Prom at Howard Hughes
5. Paseo Colorado
6. Victoria Gardens
7. The Block at Orange
8. Irvine Spectrum
LEGEND: YELLOW
Competing Big Box Centers
1. Janss Marketplace
2. Valencia Marketplace
3. Porter Ranch Town Center
4. Fallbrook Center
5. Burbank Empire Center
6. Terra Vista Town Center
7. Puente Hills East
8. Anaheim Hills Festival
9. Buena Park Downtown
10. Cerritos Town Center
11. Long Beach Town Center
12. Bella Terra Hunt. Beach
13. The Market Place
LEGEND: RED
Westfield Centers
LEGEND: BLUE
Competing Regional Centers
1. The Oaks
2. Northridge Fashion Cntr
3. Valley Plaza
4. Burbank Town Center
5. Glendale Galleria
6. Eagle Rock Plaza
7. Pasadena Misc Retail
8. Beverly Hills Misc Retail
9. Beverly Center
10. Third Street Promenade
11. Santa Monica Place
12. Westside Pavilion
13. Baldw Hills Cren Plz
14. Macy's Plz & 7th Mktplc
15. Montebello Town Center
16. Puente Hills Mall
17. Whittwood Town Center
18. Stonewood Center
19. Manhattan Village
20. South Bay Galleria
Competing Regional Centers (Cont'd)
21. Del Amo Fashion Center
22. Avenue of the Peninsula
23. Southbay Pavilion
24. Lakewood Center
25. Los Cerritos Center
26. Brea Mall
27. Village at Orange
28. Westminster Mall
29. South Coast Plaza
30. Fashion Island
31. Laguna Hills Mall
32. Shops at Mission Viejo
33. Montclair Plaza
34. Ontario Mills
35. Galleria at Tyler
36. Moreno Valley Mall
37. Inland Center Mall
38. Antelope Valley Mall
Valencia
Topanga
Promenade
Fashion Square
Century City
Fox Hills
Santa Anita
Eastland
West Covina
Plaza Bonita
Hawthorne
Mainplace
Palm Desert
Los Padres National Forest
VENTURA
Santa Paula
Fillmoro
Moorpark
Camarillo
Simi Valley
Santa Clarita
Vincent
LOS ANGELES
San Fernando
La Canada Flintridge
Altadena
Burbank
Glendora
Azusa
San Gabriel
Covina
Pomona
Ontario
San Bernardino
Rancho Cucamonga
Chino
Corona
Norco
RIVERSIDE
Moreno Valley
Loma Linda
East Los Angeles
Downey
Norwalk
La Mirada
Placentia
Fullerton
Torrance
West Carson
Long Beach
Seal Beach
Los Angeles Harbor
Huntington Beach
Costa Mesa
Irvine
Tustin
Newport Beach
Laguna Beach
Laguna Hills
Mission Viejo
Dana Point
San Juan Capistrano
San Clemente
Lake Elsinore
Cleveland National Forest
Wildomar
Santa Monica Mountains National Recreation Area
Malibu
Agoura Hills
Manhattan Beach
Ocean
Gulf of Santa Catalina
Santa Barbara Island
Santa Catalina Island
Channel Islands
SAN DIEGO
0 mi
10
20
30
40

82-35029

For personal use only

Westfield Century City
2006 Average Household Income

Westfield



FALLBROOK CENTER
VALLEY PLAZA
BURBANK TOWN CENTER
WESTFIELD CENTURY CITY
THE GROVE AT FARMERS MARKET
WESTSIDE PAVILION
SANTA MONICA PLACE
MARKETPLACE AT HOLLYWOOD PARK
MANHATTAN VILLAGE SHOPPING CENTER
OCEANGATE COMMERCE CENTER
91316
91356
91436
91403
91423
91604
90068
90046
90069
90077
90210
90290
90272
90049
90265
90263
90095
90024
90048
90036
90004
90020
90211
90212
90067
90035
90025
90064
90034
90402
90403
90404
90401
90405
90232
90008
90066
90230
90291
90292
90056
90293
90045
405
10
105
5
0
2.5
5
10
Miles

Legend

★ Westfield Centers

Major Shopping Centers
Gross Leasable Area
- 400K - 800K SF
- 800K - 1,000K SF
- OVER 1,000K SF
- Primary Trade Area

Average HH Income
By Zip Code
- Up to - $70,000
- $70,000 - $85,000
- $85,000 - $100,000
- $100,000 - $115,000
- $115,000 - and Over

N
W E
S

Westfield
Century City

82-35029

Westfield

Century City
Los Angeles, CA

	3 MILE RING	5 MILE RING	10 MILE RING	PRIMARY TRADE AREA
POPULATION				
POPULATION 2006	286,103	676,025	2,537,661	1,116,101
POPULATION 2011	300,495	707,177	2,667,967	1,169,576
POPULATION GROWTH 2006-2011	5.0%	4.6%	5.1%	4.8%
% MALE POPULATION 2006	48.3%	48.8%	49.6%	49.1%
% FEMALE POPULATION 2006	51.7%	51.2%	50.4%	50.9%
% COLLEGE GRADUATES 2006 (4 YEAR DEGREE+)	53.6%	47.5%	31.9%	48.1%
HOUSEHOLDS				
HOUSEHOLDS 2006	133,873	310,646	1,002,012	517,998
HOUSEHOLDS 2011	140,366	325,445	1,053,304	544,156
HOUSEHOLD GROWTH 2006-2011	4.9%	4.8%	5.1%	5.0%
2006 % HOUSEHOLDS WITH KIDS < 18	17.0%	19.3%	27.4%	19.7%
2006 AVERAGE HOUSEHOLD SIZE	2.14	2.18	2.53	2.15
2011 AVERAGE HOUSEHOLD SIZE	2.14	2.17	2.53	2.15
BUSINESS AND EMPLOYMENT				
TOTAL BUSINESS ESTABLISHMENTS	32,549	62,731	183,820	105,818
TOTAL DAYTIME EMPLOYMENT	214,615	412,361	1,243,483	693,434
AGE				
2006 MEDIAN AGE	35.9	37.1	34.2	38.1
2011 MEDIAN AGE	38.2	39.2	36.1	40.2
AGE 0-9 (2006)	8.4%	9.6%	13.2%	9.7%
AGE 10-14 (2006)	4.3%	5.0%	6.6%	5.0%
AGE 15-24 (2006)	13.6%	11.2%	12.5%	10.4%
AGE 25-34 (2006)	20.6%	18.8%	17.3%	17.8%
AGE 35-44 (2006)	16.7%	17.3%	16.7%	17.4%
AGE 45-54 (2006)	13.2%	14.3%	13.6%	15.1%
AGE 55-64 (2006)	9.8%	10.4%	9.2%	11.0%
AGE 65-74 (2006)	6.0%	6.2%	5.4%	6.5%
AGE 75+ (2006)	7.4%	7.2%	5.4%	7.0%
2006 ESTIMATED POPULATION BY RACE				
WHITE	66.4%	64.4%	50.2%	66.5%
BLACK	6.1%	9.6%	13.6%	8.3%
ASIAN	17.0%	12.6%	10.6%	13.2%
OTHER	10.5%	13.4%	25.6%	12.0%
HISPANIC ETHNICITY (INCLUDED ABOVE)	14.2%	20.3%	39.7%	17.9%
INCOME				
2006 ESTIMATED HOUSEHOLD INCOME				
LESS THAN $35,000	31.4%	32.8%	43.5%	32.0%
$35,000 TO $49,999	13.6%	14.1%	14.5%	13.6%
$50,000 TO $74,999	16.8%	17.1%	15.1%	16.4%
$75,000 TO $99,999	10.8%	10.7%	8.8%	10.6%
$100,000 AND OVER	27.5%	25.3%	18.1%	27.3%
2006 PER CAPITA INCOME	$44,105	$40,784	$27,434	$43,207
2006 MEDIAN HOUSEHOLD INCOME	$57,483	$54,532	$41,763	$56,630
2006 AVERAGE HOUSEHOLD INCOME	$93,117	$87,933	$68,756	$92,362
2011 ESTIMATED HOUSEHOLD INCOME:				
LESS THAN $35,000	29.2%	30.4%	40.9%	29.7%
$35,000 TO $49,999	12.9%	13.3%	14.2%	13.0%
$50,000 TO $74,999	16.6%	17.1%	15.3%	16.3%
$75,000 TO $99,999	11.0%	11.0%	9.2%	10.9%
$100,000 AND OVER	30.4%	28.2%	20.3%	30.1%
2011 PER CAPITA INCOME	$47,219	$43,787	$29,415	$46,374
2011 MEDIAN HOUSEHOLD INCOME	$62,015	$59,200	$44,592	$61,183
2011 AVERAGE HOUSEHOLD INCOME	$99,989	$94,359	$73,818	$98,974

MapInfo AnySite
Source: 2006/2011 Claritas Estimates

Westfield

WESTFIELD TOPANGA, CANOGA PARK CALIFORNIA

Location

The center is located in Warner Center, a retail and business hub in the San Fernando Valley in Los Angeles, CA. The center is just north of the Ventura Freeway on Topanga Canyon Blvd. and serves the affluent communities of Calabasas, Encino, Topanga, Westlake Village, Agoura Hills and Malibu to the south.



Redevelopment

The center opened the first phase of its $350 million expansion and renovation in October 2006. The expansion included a new Nordstrom and Target along with 100 shops and a new upscale dining terrace. Also, the existing center was totally renovated and two parking structures were added. The second stage, which includes the addition of a new Neiman Marcus and luxury retailers, opens in Fall 2008. The center will be the first in the nation to offer both Neiman Marcus and Target.

Centre Profile

Majors	GLA	%
Sears	160,300	11%
Nordstrom	204,200	14%
Target	160,000	11%
Macy's	251,900	18%
Majors Sub-Total	776,400	54%
Large Format Specialties	68,600	5%
Specialties	579,700	41%
Total GLA	1,424,700	100%

Ownership

Centre Owner	Westfield America Trust (100%)
Centre Management	Westfield Centre Mgmt
Site Area	63 acres
No. of Retailers	248

Value

Acquisition Date	1994
Book Value (US$ millions)	$ 715.2
Valuation Date	31-Dec-06
Cap Rate	5.4%
Centre First Opened	1964
Centre Re-Developed	2006



Retail Sales Information

as at 31 December, 2006

Annual Specialty Sales (US$ millions)	$ 137.2
Annual Specialty Sales psf (US$)	$ 464.0
Annual Special Sales psf variation	7.3%
Occupancy Cost	15.8%



82-35029


LACOSTE

82-35029


WEST

82-35029

Los Angeles Area Competition


LEGEND: PURPLE
Under Development
1. Valley/Laurel Plaza
2. Americana at Brand
3. Shops at Santa Anita
4. Village at Playa Vista
5. Shoppes at Chino Hills
6. Anaheim Gardenwalk
7. District at Tustin Legacy
LEGEND: GREEN
Lifestyle/Mixed Use Centers
1. Simi Valley Town Center
2. Hollywood & Highland
3. The Grove
4. Prom at Howard Hughes
5. Paseo Colorado
6. Victoria Gardens
7. The Block at Orange
8. Irvine Spectrum
LEGEND: YELLOW
Competing Big Box Centers
1. Janss Marketplace
2. Valencia Marketplace
3. Porter Ranch Town Center
4. Fallbrook Center
5. Burbank Empire Center
6. Terra Vista Town Center
7. Puente Hills East
8. Anaheim Hills Festival
9. Buena Park Downtown
10. Cerritos Town Center
11. Long Beach Town Center
12. Bella Terra Hunt. Beach
13. The Market Place
LEGEND: RED
Westfield Centers
LEGEND: BLUE
Competing Regional Centers
1. The Oaks
2. Northridge Fashion Cntr
3. Valley Plaza
4. Burbank Town Center
5. Glendale Galleria
6. Eagle Rock Plaza
7. Pasadena Misc Retail
8. Beverly Hills Misc Retail
9. Beverly Center
10. Third Street Promenade
11. Santa Monica Place
12. Westside Pavilion
13. Baldw Hills Cren Plz
14. Macy's Plz & 7th Mktplc
15. Montebello Town Center
16. Puente Hills Mall
17. Whittwood Town Center
18. Stonewood Center
19. Manhattan Village
20. South Bay Galleria
Competing Regional Centers (Cont'd)
21. Del Amo Fashion Center
22. Avenue of the Peninsula
23. Southbay Pavilion
24. Lakewood Center
25. Los Cerritos Center
26. Brea Mall
27. Village at Orange
28. Westminster Mall
29. South Coast Plaza
30. Fashion Island
31. Laguna Hills Mall
32. Shops at Mission Viejo
33. Montclair Plaza
34. Ontario Mills
35. Galleria at Tyler
36. Moreno Valley Mall
37. Inland Center Mall
38. Antelope Valley Mall
Valencia
Topanga
Promenade
Fashion Square
Century City
Fox Hills
Santa Anita
Eastland
West Covina
Mainplace
Palm Desert
Los Padres National Forest
VENTURA
LOS ANGELES
RIVERSIDE
SAN DIEGO
Ocean
Gulf of Santa Catalina
0 mi
10
20
30
40

Westfield Topanga
2006 Average Household Income

Westfield



VALENCIA MARKETPLACE
93065
93063
91311
PORTER RANCH
118
91326
91344
5
210
91330
NORTHRIDGE FASHION CENTER
91324
91325
91343
91402
91306
91304
91307
91303
91335
91408
91411
VALLEY PLAZA
91371
91367
91316
405
91364
91356
91436
91403
91301
91302
90290
23
THE OAKS
JANSS MARKETPLACE
WESTSIDE PAVILION
10
0 1.25 2.5 5 Miles

Legend

Westfield Centers

Major Shopping Centers
Gross Leasable Area

- 400K SF - 800K SF
- 800K SF - 1,000K SF
- OVER 1,000K SF

Primary Trade Area

Average HH Income
By Zip Code

- Up to - $70,000
- $70,000 - $85,000
- $85,000 - $100,000
- $100,000 - $115,000
- $115,000 - and Over

N W E S

Westfield
Topanga

82-35029

Westfield

Topanga
Canoga Park, CA

	3 MILE RING	5 MILE RING	10 MILE RING	PRIMARY TRADE AREA
POPULATION				
POPULATION 2006	201,756	384,702	1,007,602	957,238
POPULATION 2011	211,733	404,471	1,062,202	1,010,403
POPULATION GROWTH 2006-2011	4.9%	5.1%	5.4%	5.6%
% MALE POPULATION 2006	49.6%	49.3%	49.4%	49.4%
% FEMALE POPULATION 2006	50.4%	50.7%	50.6%	50.6%
% COLLEGE GRADUATES 2006 (4 YEAR DEGREE+)	30.9%	31.7%	31.2%	31.1%
HOUSEHOLDS				
HOUSEHOLDS 2006	71,138	135,141	346,793	327,427
HOUSEHOLDS 2011	74,252	141,053	362,993	343,678
HOUSEHOLD GROWTH 2006-2011	4.4%	4.4%	4.7%	5.0%
2006 % HOUSEHOLDS WITH KIDS < 18	34.4%	34.7%	36.5%	36.9%
2006 AVERAGE HOUSEHOLD SIZE	2.84	2.85	2.91	2.92
2011 AVERAGE HOUSEHOLD SIZE	2.85	2.87	2.93	2.94
BUSINESS AND EMPLOYMENT				
TOTAL BUSINESS ESTABLISHMENTS	14,086	29,284	66,934	64,624
TOTAL DAYTIME EMPLOYMENT	98,141	203,145	454,630	440,613
AGE				
2006 MEDIAN AGE	35.9	36.5	35.2	35.3
2011 MEDIAN AGE	37.3	37.8	36.5	36.6
AGE 0-9 (2006)	13.7%	13.3%	14.0%	13.9%
AGE 10-14 (2006)	7.2%	7.3%	7.4%	7.4%
AGE 15-24 (2006)	12.1%	12.4%	13.1%	13.2%
AGE 25-34 (2006)	13.9%	13.2%	13.7%	13.5%
AGE 35-44 (2006)	16.4%	15.8%	15.7%	15.6%
AGE 45-54 (2006)	14.6%	15.1%	14.8%	15.0%
AGE 55-64 (2006)	10.1%	10.6%	10.2%	10.4%
AGE 65-74 (2006)	6.3%	6.4%	5.9%	5.9%
AGE 75+ (2006)	5.7%	5.9%	5.2%	5.1%
2006 ESTIMATED POPULATION BY RACE				
WHITE	63.4%	65.0%	63.0%	64.3%
BLACK	4.8%	4.7%	4.5%	4.3%
ASIAN	12.7%	12.3%	11.7%	12.1%
OTHER	19.1%	18.0%	20.8%	19.3%
HISPANIC ETHNICITY (INCLUDED ABOVE)	32.6%	30.9%	34.8%	32.6%
INCOME				
2006 ESTIMATED HOUSEHOLD INCOME				
LESS THAN $35,000	29.0%	29.4%	30.6%	28.6%
$35,000 TO $49,999	14.1%	14.1%	14.0%	13.7%
$50,000 TO $74,999	18.6%	18.4%	17.5%	18.0%
$75,000 TO $99,999	13.0%	12.4%	12.2%	12.8%
$100,000 AND OVER	25.3%	25.7%	25.7%	27.0%
2006 PER CAPITA INCOME	$28,530	$29,689	$29,000	$29,287
2006 MEDIAN HOUSEHOLD INCOME	$59,273	$58,851	$57,758	$60,772
2006 AVERAGE HOUSEHOLD INCOME	$80,063	$83,569	$83,492	$84,854
2011 ESTIMATED HOUSEHOLD INCOME:				
LESS THAN $35,000	27.1%	27.4%	28.5%	26.5%
$35,000 TO $49,999	13.4%	13.5%	13.4%	13.0%
$50,000 TO $74,999	18.2%	18.0%	17.2%	17.5%
$75,000 TO $99,999	13.0%	12.6%	12.2%	12.8%
$100,000 AND OVER	28.4%	28.6%	28.8%	30.3%
2011 PER CAPITA INCOME	$30,495	$31,612	$30,988	$31,486
2011 MEDIAN HOUSEHOLD INCOME	$63,148	$62,700	$61,841	$65,066
2011 AVERAGE HOUSEHOLD INCOME	$86,138	$89,737	$89,942	$91,837

MapInfo AnySite
Source: 2006/2011 Claritas Estimates

82-35029

Westfield

WESTFIELD UTC, SAN DIEGO CALIFORNIA

Location

Westfield UTC is a super regional shopping center ideally positioned near I-5 on La Jolla Village Drive and serves the upscale La Jolla marketplace. The center is located in the "Golden Triangle" which is bordered by I-5, I-805 and Rt. 52, and serves the affluent northern coastal communities of San Diego County. The center is the town center of a suburban office hub that includes hotels and residential. The center also serves the University of California San Diego campus and the research and biotech communities.



Redevelopment

The estimated $900 million revitalization encompasses 750,000 sq. ft. of new retail, dining and entertainment venues. The project includes a new Macy's, Nordstrom and fashion department store, state-of-the-art cinema and more than 150 new specialty shops. The project will also include a residential component, a hotel and regional transit center, along with new and upgraded parking.

Centre Profile

Majors	GLA	%
Macy's	155,600	15%
Sears	190,000	18%
Nordstrom	121,700	12%
Robinson-May*	127,100	12%
Majors Sub-Total	**594,400**	**57%**
Large Format Specialties	104,600	10%
Specialties	337,000	33%
Total GLA	**1,036,000**	**100%**
* Westfield acquired in 2006		

Ownership

Centre Owner	Westfield America Trust (50%), JP Morgan (50%)
Centre Management	Westfield Centre Mgmt
Site Area	75 acres
No. of Retailers	148

Value

Acquisition Date	1998
Book Value (US$ millions)	$ 183.4
Valuation Date	31-Dec-06
Cap Rate	5.63%
Centre First Opened	1977
Centre Re-Developed	1998



Retail Sales Information
as at 31 December, 2006

Annual Specialty Sales (US$ millions)	$ 189.3
Annual Specialty Sales psf (US$)	$ 620.0
Annual Special Sales psf variation	5.1%
Occupancy Cost	11.3%

82-35029



82-35029



San Diego Cluster


LEGEND: RED
Westfield Centers
LEGEND: BLUE
Competing Centers
LEGEND: PURPLE
Under Development
Plaza Camino Real
Carlsbad Premium Outlets
North County
The Forum
UTC
Mission Valley/West
Parkway
Grossmont Center
Fashion Valley
Horton Plaza
Plaza Bonita
Chula Vista Center
Town Center at Otay Ranch
Fallbrook
Pala I.R.
Camp Pendleton
Marine Corps
Base
Los Coyotes
I.R.
La Jolla
I.R.
Warner Springs
Anza-Borrego Desert State Park
Santa
Ysabel I.R.
Carlsbad
Escondido
Julian
Ramona
Rosemont
Encinitas
Solana Beach
Del Mar
Poway
S A N D I E G O
San Vicente Reservoir
Lake Miramar
Capitan
Grande I.R.
El Capitan Reservoir
Santee
Lakeside
Alpine
Pine Valley
Loveland Reservoir
Cleveland National Forest
Lemon Grove
Spring
Valley
San Diego
Coronado
Chula Vista
Tecate
Rancho La
Puerta
Tijuana
Agua Caliente
B A J A
C A L I F O R N I A
G u l f o f
C a t a l i
P a c i f i c O c e a n
O R N I A
0 mi
10
20
30

82-35029

Westfield UTC
2006 Average Household Income

Westfield

Legend

Westfield Centers

Major Shopping Centers
Gross Leasable Area
- 400K SF - 800K SF
- 800K SF - 1,000K SF
- OVER 1,000K SF
- Primary Trade Area

Average HH Income
By Zip Code
- Up to - $70,000
- $70,000 - $85,000
- $85,000 - $100,000
- $100,000 - $115,000
- $115,000 - and Over


92011
92009
WN CENTER
92024
92007
92067
92091
92075
92014
92128
MEL MOUNTAIN PLAZA
92129
15
92130
5
92126
92131
CENTER
92121
LA JOLLA VILLAG
92037
92122
92145
SANTEE TROLLEY SQUARE
92117
805
92124
92111
92123
STONECREST PLAZ
92120
92109
GROSSMONT CENTER
FASHION VALLEY MALL
92103
8
SPORTS ARENA PLAZA
0 2 4 8
Miles

N
W E
S

Westfield
UTC

82-35029

Westfield

UTC
San Diego, CA

	3 MILE RING	5 MILE RING	10 MILE RING	PRIMARY TRADE AREA
POPULATION				
POPULATION 2006	71,411	206,589	726,884	717,555
POPULATION 2011	74,901	221,396	772,112	770,302
POPULATION GROWTH 2006-2011	4.9%	7.2%	6.2%	7.4%
% MALE POPULATION 2006	48.9%	50.3%	50.5%	49.7%
% FEMALE POPULATION 2006	51.1%	49.7%	49.5%	50.3%
% COLLEGE GRADUATES 2006 (4 YEAR DEGREE+)	60.4%	49.2%	45.9%	48.9%
HOUSEHOLDS				
HOUSEHOLDS 2006	30,407	80,578	300,071	281,682
HOUSEHOLDS 2011	32,271	86,885	319,674	303,022
HOUSEHOLD GROWTH 2006-2011	6.1%	7.8%	6.5%	7.6%
2006 % HOUSEHOLDS WITH KIDS < 18	18.3%	25.8%	25.9%	29.7%
2006 AVERAGE HOUSEHOLD SIZE	2.35	2.56	2.42	2.55
2011 AVERAGE HOUSEHOLD SIZE	2.32	2.55	2.42	2.54
BUSINESS AND EMPLOYMENT				
TOTAL BUSINESS ESTABLISHMENTS	6,086	21,881	58,715	54,306
TOTAL DAYTIME EMPLOYMENT	58,584	192,229	456,351	418,746
AGE				
2006 MEDIAN AGE	33.0	35.1	34.9	36.1
2011 MEDIAN AGE	35.0	36.8	36.7	37.6
AGE 0-9 (2006)	8.6%	11.4%	12.0%	12.7%
AGE 10-14 (2006)	3.9%	5.4%	5.8%	6.4%
AGE 15-24 (2006)	19.9%	15.3%	13.0%	12.7%
AGE 25-34 (2006)	19.4%	16.1%	17.6%	14.9%
AGE 35-44 (2006)	14.5%	15.9%	16.6%	16.2%
AGE 45-54 (2006)	11.8%	13.3%	14.4%	15.0%
AGE 55-64 (2006)	9.4%	9.9%	9.7%	10.3%
AGE 65-74 (2006)	6.3%	6.3%	5.4%	6.0%
AGE 75+ (2006)	6.3%	6.4%	5.4%	6.0%
2006 ESTIMATED POPULATION BY RACE				
WHITE	69.1%	67.3%	69.8%	72.4%
BLACK	1.5%	2.8%	4.5%	3.2%
ASIAN	23.5%	22.2%	16.8%	17.4%
OTHER	6.0%	7.7%	8.9%	7.1%
HISPANIC ETHNICITY (INCLUDED ABOVE)	9.3%	11.8%	14.1%	11.4%
INCOME				
2006 ESTIMATED HOUSEHOLD INCOME				
LESS THAN $35,000	28.1%	23.7%	26.7%	21.1%
$35,000 TO $49,999	13.5%	12.9%	14.1%	12.4%
$50,000 TO $74,999	18.7%	19.1%	18.7%	18.7%
$75,000 TO $99,999	13.0%	14.5%	13.2%	14.4%
$100,000 AND OVER	26.6%	29.8%	27.3%	33.3%
2006 PER CAPITA INCOME	$35,840	$36,533	$35,654	$38,751
2006 MEDIAN HOUSEHOLD INCOME	$61,145	$67,515	$62,253	$71,987
2006 AVERAGE HOUSEHOLD INCOME	$83,208	$92,004	$85,398	$97,941
2011 ESTIMATED HOUSEHOLD INCOME:				
LESS THAN $35,000	25.5%	20.9%	23.6%	18.7%
$35,000 TO $49,999	12.9%	11.9%	13.1%	11.2%
$50,000 TO $74,999	18.0%	17.8%	17.9%	17.5%
$75,000 TO $99,999	13.1%	13.9%	13.2%	14.0%
$100,000 AND OVER	30.6%	35.5%	32.2%	38.5%
2011 PER CAPITA INCOME	$39,694	$41,323	$39,924	$43,167
2011 MEDIAN HOUSEHOLD INCOME	$66,221	$74,117	$68,547	$79,561
2011 AVERAGE HOUSEHOLD INCOME	$91,221	$103,753	$95,534	$109,047

MapInfo AnySite
Source: 2006/2011 Claritas Estimates

END